UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: November 18, 2020

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-237934.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2020 and 2019 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2019 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2020.

This Report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Partners’ 2020 cash flow generation, future contracted revenues, future distributions and its ability to have any distributions going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, our ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the U.S. Securities and Exchange Commission, including its reports on Form 20-F and reports on Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

Navios Containers

On November 16, 2020, Navios Partners submitted a proposal to the Board of Directors of Navios Maritime Containers L.P. (“Navios Containers”) to acquire the outstanding common units of Navios Containers not already owned by Navios Partners. Navios Partners proposed to issue in a merger transaction 0.37 of a common unit of Navios Partners for each outstanding common unit of Navios Containers.

The proposed transaction is subject, amongst others, to the negotiation and execution of a definitive agreement, approval of the Board of Directors of Navios Partners and the necessary approvals under Navios Containers’ limited partnership agreement. The consummation of the proposed transaction would be subject to customary closing conditions. There can be no assurance that any such approvals will be forthcoming, that a definitive agreement will be executed, or that any transaction will be consummated.

Fleet Developments

•	$51.0 million acquisition of vessels

In September 2020, Navios Partners acquired the Navios Gem, a 2014-Japanese built Capesize vessel of 181,336 dwt, and the Navios Victory, a 2014-Japanese built Panamax vessel of 77,095 dwt, from Navios Maritime Holdings Inc. (“Navios Holdings”). The vessels were acquired for a purchase price of $51.0 million, including working capital adjustments.

•	$12.7 million sale of two vessels

In October 2020, Navios Partners agreed to sell the Esperanza N, a 2008-built Containership of 2,007 TEU and the Navios Soleil, a 2009-built Ultra–Handymax vessel of 57,337 dwt for net sale prices of $4.6 million and $8.2 million, respectively. The Company is expected to recognize a book loss from the sale of these two vessels of approximately $11.7 million, of which $1.8 million has already been included in the third quarter of 2020. The sales are expected to be completed by the end of January 2021.

Financing Arrangements

In September 2020, Navios Partners entered into a new credit facility with a commercial bank for a total amount of $33.0 million in order to finance the acquisition of the Navios Gem and the Navios Victory. The credit facility has an amortization profile of 9.7 years, matures in September 2025 and bears interest at LIBOR plus 325 basis points (“bps”) per annum.

Cash Distribution

In October 2020, the Board of Directors of Navios Partners declared a cash distribution for the third quarter of 2020 of $0.05 per unit. The cash distribution was paid on November 13, 2020 to all unitholders of common units and general partner units of record as of November 9, 2020. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Overview

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Holdings, a global seaborne shipping and logistics company. Navios GP L.L.C., a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners. Currently, our general partner is Olympos Maritime Ltd. (the “General Partner”) and holds a 2.1% general partner interest in Navios Partners.

As of November 17, 2020, there were outstanding 11,345,187 common units and 237,822 general partnership units. Navios Holdings currently owns an approximately 18.2% common unit interest in Navios Partners and the General Partner currently owns a 2.1% general partner interest in Navios Partners.

Fleet

Navios Partners’ fleet consists of 24 Panamax vessels, 15 Capesize vessels, six Ultra-Handymax vessels and ten Containerships, including two Panamax bareboat charter-in vessels which are expected to be delivered by the first half of 2021.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length up to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under longer-term charters.

The following table provides summary information about our fleet as of November 17, 2020:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Soleil(11)	Ultra-Handymax	2009	57,337	$7,600	No	November 2020
Navios La Paix	Ultra-Handymax	2014	61,485	$10,925	No	February 2021
Navios Christine B	Ultra-Handymax	2009	58,058	—	100% average BSI 58 10TC	January 2021
Navios Amaryllis	Ultra-Handymax	2008	58,735	$8,835	No	August 2021
Serenitas N	Ultra-Handymax	2011	56,644	—	82% average BSI 58 10TC	January 2021
Joie N	Ultra-Handymax	2011	56,557	$8,455	No	January 2021
Navios Hyperion	Panamax	2004	75,707	$9,625	No	December 2020
				$8,759	No	March 2021
				—	100% average BPI 4TC	August 2021
Navios Alegria	Panamax	2004	76,466	—	99.5% average BPI 4TC	April 2022
Navios Orbiter	Panamax	2004	76,602	$10,106	No	December 2020
				$8,663	No	March 2021
				—	100% average BPI 4TC	December 2021
Navios Helios	Panamax	2005	77,075	$9,914	No	December 2020
				$8,711	No	March 2021
				—	100% average BPI 4TC	September 2021
Navios Sun	Panamax	2005	76,619	$9,818	No	December 2020
				$9,144	No	March 2021
				—	100% average BPI 4TC	December 2021
Navios Hope	Panamax	2005	75,397	$10,010	No	December 2020
				$9,625	No	December 2021
				—	100% average BPI 4TC	January 2022
Navios Sagittarius(6)	Panamax	2006	75,756	$8,788	No	January 2021
Navios Harmony	Panamax	2006	82,790	$8,740	No	April 2021
Navios Prosperity I	Panamax	2007	75,527	$9,500	No	January 2021
Navios Libertas	Panamax	2007	75,511	$8,550	No	February 2021
Navios Altair I	Panamax	2006	74,475	$8,075	No	February 2021
Navios Symmetry	Panamax	2006	74,381	$11,875	No	November 2020
Navios Apollon I	Panamax	2005	87,052	—	109% average BPI 4TC	February 2022
Navios Sphera	Panamax	2016	84,872	$11,954	No	March 2021
				—	120% average BPI 4TC	March 2022
Navios Camelia	Panamax	2009	75,162	$9,500	No	January 2021
Navios Anthos	Panamax	2004	75,798	$9,500	No	January 2021
Navios Azalea	Panamax	2005	74,759	$11,400	No	May 2021
Copernicus N	Panamax	2010	93,062	$11,056	No	December 2020
				—	95.75% average BPI 4TC	February 2021
Unity N	Panamax	2011	79,642	$11,174	No	December 2020
				—	90% average BPI 4TC	January 2021
				—	95.5% average BPI 4TC	April 2021
Odysseus N	Panamax	2011	79,642	$9,390	No	March 2021
				—	95.5% average BPI 4TC	June 2021
Navios Victory	Panamax	2014	77,095	$12,289	No	December 2020
				—	112% average BPI 4TC	February 2021
Navios Beaufiks(7)	Capesize	2004	180,310	—	100% average BCI 5TC	March 2021
Navios Symphony	Capesize	2010	178,132	—	100.5% average BCI 5TC	October 2021
Navios Fantastiks(8)	Capesize	2005	180,265	$21,650	No	March 2023
Navios Aurora II	Capesize	2009	169,031	—	95.25% average BCI 5TC	February 2021
Navios Pollux	Capesize	2009	180,727	—	100% of pool earnings	December 2020
Navios Sol(9)	Capesize	2009	180,274	—	110% average BCI 5TC	March 2021
Navios Fulvia	Capesize	2010	179,263	—	100% average BCI 5TC	June 2021
Navios Buena Ventura	Capesize	2010	179,259	—	101% average BCI 5TC	March 2021

Navios Melodia	Capesize	2010	179,132	$29,356	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average	September 2022
Navios Luz	Capesize	2010	179,144	—	100% average BCI 5TC	February 2021
Navios Ace(10)	Capesize	2011	179,016	—	109% average BCI 5TC	March 2021
Navios Aster	Capesize	2010	179,314	$21,945	No	December 2020
				—	105% average BCI 5TC	March 2021
Navios Joy	Capesize	2013	181,389	—	113% average BCI 5TC	March 2021
Navios Gem	Capesize	2014	181,336	—	125% average BCI 5TC	April 2021
Navios Mars	Capesize	2016	181,259	$22,610	No	February 2022

Bareboat Chartered-in vessel	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Libra	Panamax	2019	82,011	$15,141	No	December 2020
				—	125% average BPI 4TC	September 2021
Bareboat Chartered-in vessels to be delivered	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)(4)
Navios TBN1	Panamax	2021	81,000	—	110% average BPI 4TC	May 2024
Navios TBN2	Panamax	2021	81,000	—	110% average BPI 4TC	June 2024
Owned Containerships	Type	Built	TEU	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Hyundai Hongkong(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Singapore(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Tokyo(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Shanghai(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Hyundai Busan(5)	Containership	2006	6,800	$30,119	No	December 2023
				$21,083	No	December 2028
Esperanza N(11)	Containership	2008	2,007	$6,172	No	January 2021
Protostar N	Containership	2007	2,741	$7,011	No	December 2020
Harmony N	Containership	2006	2,824	$8,181	No	July 2021
Castor N	Containership	2007	3,091	$6,891	No	November 2020
Solar N	Containership	2006	3,398	$13,510	No	November 2020

(1)	Daily charter-out rate per day, net of commissions.
(2)	Index rates exclude commissions.
(3)

Charter expiration dates shown reflect expected redelivery date based on the midpoint of the full redelivery period in the charter agreement, unless otherwise noted and including Navios Partners’ extension options, not declared yet.

(4)	Expected to be delivered by the first half of 2021.
(5)	Upon acquisition, the vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after year seven.
(6)	The vessel is subject to a sale and leaseback transaction for a period of up to three years, at which time Navios Partners has an obligation to purchase the vessel.
(7)	The vessel is subject to a sale and leaseback transaction for a period of up to five years, at which time Navios Partners has an obligation to purchase the vessel.
(8)	The vessel is subject to a sale and leaseback transaction for a period of up to six years, at which time Navios Partners has an obligation to purchase the vessel.
(9)	The vessel is subject to a sale and leaseback transaction for a period of up to ten years, at which time Navios Partners has an obligation to purchase the vessel.
(10)	The vessel is subject to a sale and leaseback transaction for a period of up to eleven years, at which time Navios Partners has an obligation to purchase the vessel.
(11)	Expected to be sold by the end of January 2021.

Our Charters

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. For the nine month period ended September 30, 2020, HMM Co., Ltd. (“HMM”) represented approximately 24.6% of total revenues. For the nine month period ended September 30, 2019, HMM, Swissmarine Asia Pte. Ltd. (“Swissmarine”) and Cargill International S.A. (“Cargill”) represented approximately 26.9%, 12.3% and 10.6%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry cargo shipping industry.

•	the recent global outbreak of novel coronavirus (COVID-19) or other epidemics or pandemics.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2019 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•

a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer. Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2019 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Impact of COVID-19 on the Company’s Business: The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020, has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on our business, financial performance and the results of our operations, including due to decreased demand for global seaborne dry bulk and container trade and dry bulk and containership charter rates, the extent of which will depend largely on future developments. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change in future periods.

We have evaluated the impact of current economic situation on the recoverability of the carrying amount of our vessels. As of June 30, 2020, we concluded that events and circumstances triggered the existence of potential impairment of our vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on our future operations. As a result, we performed step one of the impairment assessment of our vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As of June 30, 2020, our assessment concluded that step two of the impairment analysis was required for three containerships held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $6.8 million for these vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel presented under the caption “Vessels impairment loss” in the condensed Consolidated Statements of Operations as of June 30, 2020 (see Note 4 – Vessels, net). As of September 30, 2020, we concluded that events and circumstances did not trigger the existence of potential impairment of our vessels, mainly due to the market improvement since June 30, 2020.

Results of Operations

Overview

The financial condition and the results of operations presented for the three and nine month periods ended September 30, 2020 and 2019 of Navios Partners presented and discussed below include the following entities:

Company name	Vessel name	Country of incorporation	2020	2019
Libra Shipping Enterprises Corporation(1)	Navios Libra II	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Felicity Shipping Corporation(2)	Navios Felicity	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Gemini Shipping Corporation(3)	Navios Gemini S	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Galaxy Shipping Corporation(4)	Navios Galaxy I	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Palermo Shipping S.A.(5)	Navios Apollon	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 09/30	1/01 – 09/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 09/30	1/01 – 09/30

Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Dune Shipping Corp.(6)	MSC Cristina	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Seymour Trading Limited	Navios Altair I	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Oceanus Shipping Corporation(7)	Castor N	Marshall Is.	1/01 – 09/30	—
Cronus Shipping Corporation(7)	Protostar N	Marshall Is.	1/01 – 09/30	—
Leto Shipping Corporation(7)	Esperanza N	Marshall Is.	1/01 – 09/30	—
Dionysus Shipping Corporation(7)	Harmony N	Marshall Is.	1/01 – 09/30	—
Prometheus Shipping Corporation(7)	Solar N	Marshall Is.	1/01 – 09/30	—
Camelia Shipping Inc.(8)	Navios Camelia	Marshall Is.	1/01 – 09/30	—
Anthos Shipping Inc.(8)	Navios Anthos	Marshall Is.	1/01 – 09/30	—
Azalea Shipping Inc.(8)	Navios Azalea	Marshall Is.	1/01 – 09/30	—
Amaryllis Shipping Inc.(8)	Navios Amaryllis	Marshall Is.	1/01 – 09/30	—
Zaffre Shipping Corporation(13)	Serenitas N	Marshall Is.	06/29 – 09/30	—
Wenge Shipping Corporation(13)	Joie N	Marshall Is.	06/29 – 09/30	—
Sunstone Shipping Corporation(13)	Copernicus N	Marshall Is.	06/29 – 09/30	—
Fandango Shipping Corporation(13)	Unity N	Marshall Is.	06/29 – 09/30	—
Flavescent Shipping Corporation(13)	Odysseus N	Marshall Is.	06/29 – 09/30	—
Emery Shipping Corporation(14)	Navios Gem	Marshall Is.	09/30 – 09/30	—
Rondine Management Inc. (14)	Navios Victory	Marshall Is.	09/30 – 09/30	—
Bareboat Chartered-in vessels
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Perivoia Shipmanagement Co.(10)	Navios TBN1	Marshall Is.	1/01 – 09/30	09/25 – 09/30
Pleione Management Limited(10)	Navios TBN2	Marshall Is.	1/01 – 09/30	09/25 – 09/30
Other
Prosperity Shipping Corporation	—	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Aldebaran Shipping Corporation	—	Marshall Is.	1/01 – 09/30	1/01 – 09/30
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 09/30	1/01 – 09/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 09/30	1/01 – 09/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 09/30	1/01 – 09/30

(1)	The vessel was sold on December 14, 2018.
(2)	The vessel was sold on December 4, 2018.
(3)	The vessel was sold on December 21, 2017.
(4)	The vessel was sold on April 23, 2019 (see Note 4 – Vessels, net).
(5)	The vessel was sold on April 21, 2017.
(6)	The vessel was sold on January 12, 2017.
(7)	The vessels were acquired on December 13, 2019, following the liquidation of Navios Europe I (see Note 4 – Vessels, net).
(8)	The vessels were acquired on December 16, 2019 (see Note 4 – Vessels, net).
(9)	The vessel was delivered on July 24, 2019 (see Note 17 – Leases).
(10)	The vessels are expected to be delivered by first half of 2021 (see Note 11 – Commitments and Contingencies).
(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(12)	Vessels under the sale and leaseback transaction (see Note 17 – Leases).
(13)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II (see Note 4 – Vessels, net).
(14)	The vessels were acquired on September 30, 2020, from Navios Holdings (see Note 4 – Vessels, net).

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, of Navios Partners’ condensed consolidated financial position as of September 30, 2020 and the condensed Consolidated Statements of Operations for the three and nine month periods ended September 30, 2020 and 2019. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2019.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three and nine month periods ended September 30, 2020 and 2019.

	Three Month Period Ended September 30, 2020 (unaudited)	Three Month Period Ended September 30, 2019 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2019 (unaudited)
Available Days(1)	4,499	3,240	12,625	9,720
Operating Days(2)	4,472	3,189	12,465	9,586
Fleet Utilization(3)	99.4%	98.4%	98.7%	98.6%
Time Charter Equivalent Combined (per day)(4)	$13,652	$18,778	$11,917	$15,369
Time Charter Equivalent Drybulk (per day)(4)	$12,955	$16,817	$10,316	$12,880
Time Charter Equivalent Containers (per day)(4)	$16,690	$30,631	$17,993	$30,605
Vessels operating at end of periods	53	37	53	37

(1)

Available days: Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)

Operating days: Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire. Operating days include ballast days between voyages. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization: Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)

TCE rate: Time Charter Equivalent rate per day (“TCE”) is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2020 and 2019.

	Three Month Period Ended September 30, 2020 (unaudited)	Three Month Period Ended September 30, 2019 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2019 (unaudited)
Time charter and voyage revenues	$64,499	$63,548	$157,538	$158,111
Time charter and voyage expenses	(3,609)	(2,708)	(8,647)	(8,721)
Direct vessel expenses	(2,736)	(1,710)	(7,670)	(4,823)
Vessel operating expenses (management fees)	(24,289)	(16,695)	(68,424)	(49,801)
General and administrative expenses	(4,716)	(3,897)	(15,844)	(14,425)
Depreciation and amortization	(14,153)	(13,171)	(41,453)	(39,903)
Vessels impairment loss	(1,780)	—	(8,580)	(7,345)
Impairment of receivable in affiliated company	—	—	(6,900)	—
Interest expense and finance cost, net	(5,417)	(11,432)	(18,636)	(35,192)
Interest income	143	1,858	514	5,392
Other income	161	105	2,344	696
Other expense	(730)	(403)	(3,202)	(4,725)
Equity in net (loss)/ earnings of affiliated companies	(382)	1,364	586	1,549

Net income/ (loss)	$6,991	$16,859	$(18,374)	$813

EBITDA(1)	$29,143	$41,309	$48,814	$75,321

Adjusted EBITDA(1)	$30,923	$41,309	$64,294	$86,304

Operating Surplus(1)	$16,011	$25,726	$19,314	$37,635

(1)

EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended September 30, 2020 compared to the Three Month Period ended September 30, 2019

Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended September 30, 2020 increased by $1.0 million, or 1.5%, to $64.5 million, as compared to $63.5 million for the same period in 2019. The increase in time charter and voyage revenues was mainly attributable to the increase in the size of our fleet. For the three month period ended September 30, 2020, the time charter equivalent rate, or TCE rate, decreased to $13,652 per day, in relation to $18,778 per day which was for the three month period ended September 30, 2019.The available days of the fleet increased to 4,499 days for the three month period ended September 30, 2020, as compared to 3,240 days for the three month period ended September 30, 2019.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended September 30, 2020 increased by $0.9 million, or 33.3%, to $3.6 million, as compared to $2.7 million for the three month period ended September 30, 2019. The increase was mainly attributable to a: (i) $0.6 million increase in bunkers expenses; (ii) $0.1 million increase in brokers’ commission; (iii) $0.1 million net increase in voyage expenses; and (iv) $0.1 million increase in bareboat charter-in hire expense.

Direct vessel expenses: Direct vessel expenses for the three month period ended September 30, 2020 increased by $1.0 million, or 60.0% to $2.7 million as compared to $1.7 million for the same period in 2019. The increase of $1.0 million was attributable to the increase in amortization of drydock and special survey costs of certain vessels in our fleet.

Vessel operating expenses (management fees): Vessel operating expenses for the three month period ended September 30, 2020, increased by $7.6 million, or 45.5%, to $24.3 million, as compared to $16.7 million for the same period in 2019. The increase was mainly attributable to a: (i) $6.7 million increase in management fees paid to our manager, Navios Shipmanagement Inc. (the “Manager”) due to the increased number of available days in Navios Partners’ fleet; and (ii) $0.9 million increase in management fees due to the increase in daily rate pursuant to the Management Agreement (as defined herein).

General and administrative expenses: General and administrative expenses increased by $0.8 million, or 21.0%, to $4.7 million for the three month period ended September 30, 2020, as compared to $3.9 million for the three month period ended September 30, 2019. The increase was mainly due to a: (i) $1.0 million increase in administrative fees paid to the Manager due to the increased number of available days in Navios Partners’ fleet; and (ii) $0.1 million net increase in legal and professional fees, as well as audit fees and other administrative expenses. The above increase was partially mitigated by a $0.3 million decrease in equity compensation expense.

Depreciation and amortization: Depreciation and amortization increased by $1.0 million, or 7.5%, to $14.2 million for the three month period ended September 30, 2020, as compared to $13.2 million for the three month period ended September 30, 2019. The increase of $1.0 million was mainly attributable to a $1.5 million increase in depreciation expense due to the delivery of nine vessels in December 2019 and five vessels in June 2020. The above increase was partially mitigated by a $0.6 million decrease in depreciation expense of one of our vessels as a result of the impairment test performed in the fourth quarter of the fiscal year 2019. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk vessels and containerships, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to twelve years, at inception.

Vessels impairment loss: As of September 30, 2020, the Company had a current expectation that the Esperanza N would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group and recorded an impairment loss of $1.8 million. There was no impairment loss for the corresponding interim period of the previous year.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended September 30, 2020 decreased by $6.0 million or 52.6% to $5.4 million, as compared to $11.4 million for the three month period ended September 30, 2019. The decrease was mainly due to a: (i) decrease of the weighted average interest rate for the three month period ended September 30, 2020 to 4.01% from 6.77% for the same period in 2019; and (ii) $1.4 million write-off of the deferred finance costs and debt discount following the $85.5 million prepayments of the Term Loan B Facility in the third quarter of 2019. The above decrease was partially mitigated by the increase in Navios Partners’ average loan balance to $483.1 million for the three month period ended September 30, 2020 as compared to $475.5 million for the same period of 2019.

Interest income: Interest income for the three month period September 30, 2020 decreased by $1.7 million, to $0.1 million, as compared to $1.9 million for the three month period ended September 30, 2019.

Other income: Other income for the three month period ended September 30, 2020 amounted to $0.2 million, as compared to $0.1 million for the three month period ended September 30, 2019.

Other expense: Other expense for the three month period ended September 30, 2020 amounted to $0.7 million, as compared to $0.4 million for the three month period ended September 30, 2019.

Equity in net (loss)/ earnings of affiliated companies: Equity in net loss of affiliated companies for the three month period ended September 30, 2020 amounted to $(0.4) million as compared to $1.4 million in net earnings for the three month period ended September 30, 2019. The amounts consisted of the income/ (loss) related to the investment in Navios Maritime Containers L.P. (“Navios Containers”).

Net income: Net income for the three month period ended September 30, 2020 amounted to $7.0 million as compared to $16.9 million for the three month period ended September 30, 2019. The decrease in net income of $9.9 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating surplus for the three month period ended September 30, 2020 of $16.0 million, as compared to operating surplus of $25.7 million for the three month period ended September 30, 2019. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

For the Nine Month Period ended September 30, 2020 compared to the Nine Month Period ended September 30, 2019

Time charter and voyage revenues: Time charter and voyage revenues for the nine month period ended September 30, 2020 decreased by $0.6 million, or 0.4%, to $157.5 million, as compared to $158.1 million for the same period in 2019. The decrease in time charter and voyage revenues was mainly attributable to the decrease in the TCE rate to $11,917 per day for the nine month period ended September 30, 2020 from $15,369 per day or the nine month period ended September 30, 2019. The available days of the fleet increased to 12,625 days for the nine month period ended September 30, 2020, as compared to 9,720 days for the nine month period ended September 30, 2019, mainly due to the increase in the size of our fleet.

Time charter and voyage expenses: Time charter and voyage expenses for the nine month period ended September 30, 2020 amounted to $8.6 million, as compared to $8.7 million for the three month period ended September 30, 2019.

Direct vessel expenses: Direct vessel expenses for the nine month periods ended September 30, 2020 increased by $2.8 million, or 59.0%, to $7.7 million, as compared to $4.8 million for the same period in 2019. The increase of $2.8 million was attributable to the increase in amortization of drydock and special survey costs of certain vessels in our fleet.

Vessel operating expenses (management fees): Vessel operating expenses for the nine month period ended September 30, 2020, increased by $18.6 million, or 37.4%, to $68.4 million, as compared to $49.8 million for the same period in 2019. The increase was mainly attributable to a: (i) $16.6 million increase in management fees paid to the Manager due to the increased number of available days in Navios Partners’ fleet; and (ii) $2.5 million increase in management fees due to the increase in daily rate pursuant to the Management Agreement (as defined herein). The above increase was partially mitigated by a $0.5 million decrease in management fees due to the sale of the Navios Galaxy I in April 2019.

General and administrative expenses: General and administrative expenses increased by $1.4 million, or 9.8% to $15.8 million for the nine month period ended September 30, 2020, as compared to $14.4 million for the nine month period ended September 30, 2019. The increase was mainly due to a $2.3 million increase in administrative fees paid to the Manager due to the increased number of available days in Navios Partners’ fleet. The above increase was partially mitigated by a: (i) $0.5 million net decrease in compensation to the directors and/ or officers of the Company and equity compensation expense; and (ii) $0.4 million net decrease in legal and professional fees, as well as audit fees and other administrative expenses.

Depreciation and amortization: Depreciation and amortization increased by $1.6 million, or 3.9% to $41.5 million for the nine month period ended September 30, 2020, as compared to $39.9 million for the nine month period ended September 30, 2019. The increase was mainly attributable to a $3.6 million increase in depreciation expense due to the delivery of nine vessels in December 2019 and five vessels in June 2020. The above increase was partially mitigated by a: (i) $0.4 million decrease in depreciation expense due to the sale of the Navios Galaxy I in April 2019; and (ii) $1.9 million decrease in depreciation expense of one of our vessels as a result of the impairment test performed in the fourth quarter of the fiscal year 2019. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk vessels and containerships, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to twelve years, at inception.

Vessels impairment loss: During the nine months ended September 30, 2020, Navios Partners recognized: (i) an impairment loss of $6.8 million of three containerships as the undiscounted projected cash flows did not exceed the vessels’ carrying value; and (ii) an impairment loss of $1.8 million related to the sale of the Esperanza N, as the Company had a current expectation that would be sold before the end of its previously estimated useful life. During the nine months ended September 30, 2019, Navios Partners recognized an impairment loss of $7.3 million related to the sale of Navios Galaxy I which was completed on April 23, 2019 (see Note 4 – vessels, net).

Impairment of receivable in affiliated company: Impairment of receivable in affiliated company for the nine month period ended September 30, 2020 amounted to $6.9 million, related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II. There was no impairment for the corresponding interim period of the previous year.

Interest expense and finance cost, net: Interest expense and finance cost, net for the nine month period ended September 30, 2020 decreased by $16.6 million or 47.0% to $18.6 million, as compared to $35.2 million for the nine month period ended September 30, 2019. The decrease was mainly due to: (i) a decrease of the weighted average interest rate for the nine month period ended September 30, 2020 to 4.69% from 7.11% for the same period in 2019; (ii) a $2.9 million write-off of the deferred finance costs and debt discount following the prepayments of the Term Loan B Facility in the nine month period ended September 30, 2019; and (iii) the decrease in Navios Partners’ average loan balance to $479.6 million for the nine month period ended September 30, 2020 as compared to $495.2 million for the same period of 2019.

Interest income: Interest income decreased by $4.9 million to $0.5 million for the nine month period ended September 30, 2020, as compared to $5.4 million for the nine month period ended September 30, 2019.

Other income: Other income for the nine month period ended September 30, 2020 amounted to $2.3 million, as compared to $0.7 million for the nine month period ended September 30, 2019.

Other expense: Other expense for the nine month period ended September 30, 2020 amounted to $3.2 million, as compared to $4.7 million for the nine month period ended September 30, 2019.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies for the nine month period ended September 30, 2020 amounted to $0.6 million as compared to $1.5 million for the nine month period ended September 30, 2019. The amounts consisted of the income related to the investment in Navios Containers.

Net (loss)/ income: Net loss for the nine month period ended September 30, 2020 amounted to $(18.4) million as compared to $0.8 million net income for the nine month period ended September 30, 2019. The increase in net loss of $19.2 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the nine month period ended September 30, 2020 of $19.3 million, as compared to $37.6 million for the nine month period ended September 30, 2019. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from asset sales, long-term bank borrowings and other debt raisings. As of September 30, 2020, Navios Partners’ current assets totaled $67.1 million, while current liabilities totaled $277.1 million, resulting in a negative working capital position of $209.9 million, primarily related to balloon payments totaling $131.5 million due under its credit facilities in the second and third quarters of 2021. The vessels have an aggregate fair value significantly in excess of the outstanding debt which Management expects will enable the repayment of the above balloon payments either though refinancing with existing or new commercial banks and other financial institutions or sale of the vessels. In the meantime, Navios Partners’ cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness (excluding the balloon payments), provide for the normal working capital requirements of the business for a period of at least twelve months from the date of issuance of these condensed consolidated financial statements. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Navios Partners may use funds to repurchase its outstanding common units and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Partners deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Partners’ credit facilities, and other factors management deems relevant.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of the Company’s common units over a two year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under the Company’s credit facilities. As of November 17, 2020, the Company had repurchased and cancelled 312,952 common units, on a split adjusted basis, at a total cost of approximately $4.5 million.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25.0 million. An amended Sales Agreement was entered into on August 3, 2020. As of November 17, 2020, since the commencement of the amended Sales Agreement, Navios Partners has issued 357,508 units and received net proceeds of $2.3 million. Pursuant to the issuance of the common units, Navios Partners issued 7,298 general partnership units to its General Partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were approximately $0.05 million.

Long-Term Debt Obligations

Navios Partners’ long-term borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of September 30, 2020 and December 31, 2019, total borrowings, net of deferred finance costs amounted to $505.7 million and $489.0 million, respectively. The current portion of long-term borrowings, net amounted to $204.6 million at September 30, 2020 and $59.8 million at December 31, 2019.

Credit Facilities

As of September 30, 2020, the Company had secured credit facilities with various commercial banks with a total outstanding balance of $445.1 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.6% to 7.0% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from June 2021 to September 2025. See also the maturity table included below.

On September 30, 2020, the Company entered into a second supplemental agreement with ABN Amro Bank N.V., to extend the terms of the then outstanding balance. The Company had initially entered into a credit facility with ABN Amro Bank N.V., on December 12, 2019, of up to $23.5 million, in order to finance the acquisition of the five containerships acquired from Navios Europe I, which had subsequently been refinanced from Hellenic Bank Public Company Limited in June 2020. Following the second supplemental agreement, the outstanding balance of $3.5 million is repayable in three consecutive quarterly installments of $0.2 million with a final balloon payment of $3.0 million to be repaid on the last repayment date. The facility matures in the second quarter of 2021 and bears interest at LIBOR plus 400 bps per annum up to February 28, 2019 and 600 bps per annum up to maturity date. As of September 30, 2020, the total outstanding balance was $3.5 million.

On September 28, 2020, the Company entered into a new credit facility with Credit Agricole Corporate and Investment Bank of up to $33.0 million in order to finance the acquisition of the two drybulk vessels from Navios Holdings. The credit facility is repayable in 20 consecutive quarterly installments of $0.85 million with a final balloon payment of $16.0 million to be repaid on the last repayment date. The facility matures in the third quarter of 2025 and bears interest at LIBOR plus 325 bps per annum up to maturity date. As of September 30, 2020, the total outstanding balance was $33.0 million.

On June 26, 2020, the Company entered into a new credit facility with ABN Amro Bank N.V. of up to $32.2 million in order to finance the acquisition of the five drybulk vessels from Navios Europe II. The credit facility is repayable in four consecutive quarterly installments of $1.2 million, with a final balloon payment of $24.7 million to be repaid on the last repayment date. The facility matures in the second quarter of 2021 and bears interest at LIBOR plus 400 bps per annum up to December 31, 2020 and 425 bps per annum up to maturity date. As of September 30, 2020, the total outstanding balance was $28.3 million.

On June 25, 2020, the Company entered into a new credit facility with Hellenic Bank Public Company Limited in order to refinance the existing credit facility, relating to four of the containerships acquired from Navios Europe I, of up to $17.0 million. The credit facility is repayable in four consecutive quarterly installments of $0.5 million and ten consecutive quarterly installments of $0.7 million, with a final balloon payment of $8.3 million to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 350 bps per annum. As of September 30, 2020, the total outstanding balance was $16.5 million.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $0.5 million to $0.65 million per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) of less than 0.75; and (v) maintain a minimum net worth to $135.0 million.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of September 30, 2020, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities.

Financial Liabilities

In December 2018, the Company entered into two sale and leaseback agreements of $25.0 million in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments, respectively, of approximately $0.16 million each, commencing as of December 2018. As of September 30, 2020, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and the Navios Beaufiks was $21.3 million in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6.3 million per vessel on the last repayment date.

On April 5, 2019, the Company entered into a sale and leaseback agreement of $20.0 million, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. On April 11, 2019, the amount of $20.0 million was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $0.19 million each, commencing as of April 2019. As of September 30, 2020, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $18.3 million. The agreement matures in the second quarter of 2029, with a purchase obligation of $6.3 million on the last repayment date.

On June 7, 2019, the Company entered into a sale and leaseback agreement of $7.5 million, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. On June 28, 2019, the amount of $7.5 million was drawn. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $0.18 million each, commencing as of June 2019. As of September 30, 2020, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $5.2 million. The agreement matures in the second quarter of 2022, with a purchase obligation of $2.0 million on the last repayment date.

On July 2, 2019, the Company entered into a sale and leaseback agreement of $22.0 million, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. The vessel was not derecognized and continues to be depreciated over its useful life and tested for impairment as per the Company’s policy. On July 24, 2019, the amount of $22.0 million was drawn. Navios Partners is obligated to make 132 consecutive monthly payments of approximately $0.2 million each, commencing as of July 2019. As of September 30, 2020, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $20.6 million. The agreement matures in the third quarter of 2030, with a purchase obligation of $6.3 million on the last repayment date.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Partners outstanding as of September 30, 2020 based on the repayment schedules of the respective credit facilities and financial liabilities (as described above).

Year	Amount in millions of U.S. dollars
2021	$206.7
2022	71.6
2023	65.1
2024	97.7
2025 and thereafter	69.5

Total	$510.6

The following table presents cash flow information derived from the unaudited condensed Consolidated Statements of Cash Flows of Navios Partners for the nine month periods ended September 30, 2020 and 2019.

	Nine Month Period Ended September 30, 2020 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2019 ($‘000) (unaudited)
Net cash provided by operating activities	$68,700	$47,095
Net cash used in investing activities	(78,346)	(6,884)
Net cash provided by/ (used in) financing activities	9,859	(75,671)

Increase/ (decrease) in cash, cash equivalents and restricted cash	$213	$(35,460)

Cash provided by operating activities for the nine month period ended September 30, 2020 as compared to the cash provided by operating activities for the nine month period ended September 30, 2019

Net cash provided by operating activities increased by $21.6 million to $68.7 million for the nine month period ended September 30, 2020, as compared to $47.1 million for the same period in 2019. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $65.8 million non-cash gain for the nine month period ended September 30, 2020, which consisted mainly of the following adjustments: $41.5 million depreciation and amortization, $6.9 million loss related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II, $6.8 million impairment loss related to three containerships and $1.8 million impairment loss in relation to the sale of the Esperanza N, $0.7 million amortization of operating lease right-of-use asset, $1.6 million amortization and write-off of deferred finance costs and discount, $7.6 million amortization of deferred dry dock and special survey costs, $0.7 million equity compensation expense, $0.6 million equity in net earnings of affiliated companies and $1.2 million non–cash accrued interest income and amortization of deferred revenue. The net cash inflow resulting from the change in operating assets and liabilities of $21.3 million for the nine month period ended September 30, 2020 resulted from a $31.9 million increase in amounts due to related parties, a $15.6 million decrease in amounts due from related parties, a $0.4 million decrease in accounts receivable and a $0.2 million increase in accrued expenses. This was partially mitigated by a $2.0 million increase in prepaid expenses and other current assets, a $0.4 million decrease in deferred revenue, a $2.3 million decrease in accounts payable, a $0.8 million decrease in operating lease liabilities short and long term and a $21.3 million in payments for dry dock and special survey costs.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was a $49.8 million non-cash gain for the nine month period ended September 30, 2019, which consisted mainly of the following adjustments: $39.9 million depreciation and amortization, $7.3 million impairment loss in relation to the sale of the Navios Galaxy I, $9.5 million non-cash accrued interest income and amortization of deferred revenue, $0.2 million non-cash accrued interest income from receivable from affiliates, $0.2 million amortization of operating lease right-of-use asset, $7.3 million amortization and write-off of deferred finance costs and discount, $4.8 million amortization of deferred dry dock and special survey costs, $1.5 million equity in net earnings of affiliated companies and $1.5 million equity compensation expense. The net cash outflow resulting from the change in operating assets and liabilities of $3.5 million for the nine month period ended September 30, 2019 resulted from a $6.0 million increase in prepaid expenses and other current assets, a $0.6 million decrease in deferred revenue, $14.0 million in payments for dry dock and special survey costs and a $0.2 million decrease in operating lease liabilities short and long term. This was partially mitigated by a $6.9 million decrease in accounts receivable, a $0.4 million increase in accounts payable, a $0.6 million increase in accrued expenses and a $9.4 million decrease in amounts due from related parties.

Cash used in investing activities for the nine month period ended September 30, 2020 as compared to the cash used in investing activities for the nine month period ended September 30, 2019

Net cash used in investing activities increased by $71.5 million to $78.3 million for the nine month period ended September 30, 2020, as compared to $6.9 million for the same period in 2019.

Cash used in investing activities of $78.3 million for the nine month period ended September 30, 2020 was mainly due to a: (i) $71.4 million relating to vessel acquisitions and additions; and (ii) $10.4 million relating to deposits for the option to acquire two bareboat charter-in vessels and capitalized expenses. This was partially mitigated by a $3.5 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash used in investing activities of $6.9 million for the nine month period ended September 30, 2019 was mainly due to a: (i) $12.4 million payments relating to capitalized expenses of our fleet; and (ii) $4.0 million loan granted to Navios Europe I. This was partially mitigated by a $6.0 million of proceeds from the sale of the Navios Galaxy I and $3.5 million of proceeds from the note receivable related to the sale of the MSC Cristina.

Cash provided by financing activities for the nine month period ended September 30, 2020 as compared to cash used in financing activities for the nine month period ended September 30, 2019

Net cash provided by financing activities increased by $85.5 million to $9.9 million inflow for the nine month period ended September 30, 2020, as compared to $75.7 million outflow for the same period in 2019.

Cash provided by financing activities of $9.9 million for the nine month period ended September 30, 2020 was mainly due to: (i) $79.5 million of proceeds from the new credit facilities; and (ii) $1.8 million of proceeds from the issuance of 280,318 common units and 5,546 additional general partner units related to the Continuous Offering Program Sales Agreement. This was partially offset by: (i) payment of a total cash distribution of $7.3 million; (ii) loans and financial liabilities repayments of $63.3 million; and (iii) a payment of $0.8 million of deferred finance costs relating to the new credit facilities.

Cash used in financing activities of $75.7 million for the nine month period ended September 30, 2019 was due to: (i) payment of a total cash distribution of $10.2 million; (ii) loans and financial liabilities repayments of $186.7 million; (iii) payments of $3.6 million for deferred finance costs relating to the new credit facilities and sale and leaseback agreements; and (iv) payments of $4.5 million in total for acquisition of treasury stock. This was partially offset by $129.3 million of proceeds from the NIBC Credit Facility, the DVB $66m Credit Facility and the CACIB Credit Facility and the financial liabilities of the Navios Sol, the Navios Sagittarius and the Navios Ace.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month Period Ended September 30, 2020 ($ ‘000) (unaudited)	Three Month Period Ended September 30, 2019 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2020 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2019 ($ ‘000) (unaudited)
Net cash provided by operating activities	$21,025	$32,669	$68,700	$47,095
Net decrease/ (increase) in operating assets	11,794	(2,058)	8,027	3,844
Net increase in operating liabilities	(6,152)	(174)	(29,333)	(354)
Net interest cost	5,274	9,574	18,122	29,800
Amortization and write-off of deferred finance costs	(552)	(2,625)	(1,570)	(7,258)
Amortization of operating lease right-of-use asset	(244)	(158)	(703)	(158)
Non cash accrued interest income and amortization of deferred revenue	400	3,168	1,188	9,471
Equity compensation expense	(240)	(524)	(723)	(1,537)
Vessels impairment loss	(1,780)	—	(8,580)	(7,345)
Impairment of receivable in affiliated company	—	—	(6,900)	—
Non cash accrued interest income from receivable from affiliates	—	73	—	214
Equity in net earnings of affiliated companies, net of dividends received	(382)	1,364	586	1,549

EBITDA(1)	$29,143	$41,309	$48,814	$75,321
Revision of estimated guarantee claim receivable	—	—	—	3,638
Impairment of receivable in affiliated company	—	—	6,900	—
Vessels impairment loss	1,780	—	8,580	7,345

Adjusted EBITDA(1)	$30,923	$41,309	$64,294	$86,304
Cash interest income	37	127	201	499
Cash interest paid	(5,458)	(8,557)	(18,511)	(27,281)
Maintenance and replacement capital expenditures	(9,491)	(7,153)	(26,670)	(21,887)

Operating surplus(2)	$16,011	$25,726	$19,314	$37,635
Cash distribution paid relating to the first half	—	—	(3,926)	(6,728)
Cash reserves	(15,432)	(22,362)	(14,809)	(27,543)

Available cash for distribution(3)	$579	$3,364	$579	$3,364

(1)

	Three Month Period Ended September 30, 2020 ($ ‘000) (unaudited)	Three Month Period Ended September 30, 2019 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2020 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2019 ($ ‘000) (unaudited)
Net cash provided by operating activities	$21,025	$32,669	$68,700	$47,095
Net cash used in investing activities	$(38,682)	$(5,248)	$(78,346)	$(6,884)
Net cash provided by/ (used in) financing activities	$18,457	$(36,646)	$9,859	$(75,671)

EBITDA and Adjusted EBITDA

EBITDA represents net income/ (loss) attributable to Navios Partners’ unitholders before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before impairment losses. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net decrease/ (increase) in operating assets; (ii) net increase/ (decrease) in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs; (v) equity in net earnings of affiliated companies, net of dividends received; (vi) impairment charges; (vii) non-cash accrued interest income and amortization of deferred revenue; (viii) equity compensation expense; (ix) non-cash accrued interest income from receivable from affiliates; and (x) amortization of operating lease right-of-use asset. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month period ended September 30, 2020 was negatively affected by the accounting effect of a $1.8 million impairment loss related to the sale of the Esperanza N. Excluding this item, Adjusted EBITDA decreased by $10.4 million to $30.9 million for the three month period ended September 30, 2020, as compared to $41.3 million for the same period in 2019. The decrease in Adjusted EBITDA was primarily due to a: (i) $0.9 million increase in time charter voyage expenses; (ii) $7.6 million increase in vessel operating expenses, mainly due to the increased fleet; (iii) $0.8 million increase in general and administrative expenses, mainly due to the increased fleet; (iv) $0.3 million increase in other expenses; and (v) $1.7 million decrease in equity in net earnings of affiliated companies. The above decrease was partially mitigated by a: (i) $1.0 million increase in time charter and voyage revenues; and (ii) $0.1 million increase in other income.

EBITDA for the nine month period ended September 30, 2020 was negatively affected by the accounting effect of a: (i) $6.9 million loss related to the other-than-temporary impairment recognized in the Navios Partners’ receivable from Navios Europe II; (ii) $6.8 million impairment loss related to three containerships; and (iii) $1.8 million impairment loss related to the sale of the Esperanza N. EBITDA for the nine month period ended September 30, 2019 was negatively affected by the accounting effect of a: (i) $7.3 million impairment loss related to the sale of the Navios Galaxy I; and (ii) $3.6 million revision of the estimated guarantee claim receivable.

Excluding these items, Adjusted EBITDA decreased by $22.0 million to $64.3 million for the nine month period ended September 30, 2020, as compared to $86.3 million for the same period in 2019. The decrease in Adjusted EBITDA was primarily due to: (i) a $0.6 million decrease in time charter and voyage revenues; (ii) an $18.6 million increase in vessel operating expenses, mainly due to the increased fleet; (iii) a $1.4 million increase in general and administrative expenses, mainly due to the increased fleet; (iv) a $2.2 million increase in other expenses; and (v) a $1.0 million decrease in equity in net earnings of affiliated companies. The above decrease was partially mitigated by a: (i) $0.1 million decrease in time charter and voyage expenses, and (ii) $1.6 million increase in other income.

(2) Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, equity compensation expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

(3) Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by U.S. GAAP and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Partners’ long-term borrowings are presented under the captions “Long-term financial liabilities, net”, “Long-term debt, net”, “Current portion of financial liabilities, net” and “Current portion of long-term debt, net”. As of September 30, 2020 and December 31, 2019, total borrowings, net of deferred finance costs amounted to $505.7 million and $489.0 million, respectively. The current portion of long-term borrowings, net amounted to $204.6 million at September 30, 2020 and $59.8 million at December 31, 2019.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings. Capital expenditures for each of the nine month periods ended September 30, 2020 and 2019 amounted to $81.9 million and $12.4 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2020 were $9.5 million and $26.7 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2019 were $7.2 million and $21.9 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the Management Agreement (as defined herein). In each of October 2013, August 2014, February 2015, February 2016 and November 2017, Navios Partners amended its existing management agreement (the “Management Agreement”) with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses, which are reimbursed at cost by Navios Partners at: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Containers vessel of more than TEU 13,000 through December 31, 2019.

In August 2019, Navios Partners extended the duration of its existing management agreement with the Manager until January 1, 2025. Management fees are fixed for two years commencing from January 1, 2020 at: (a) $4,350 daily per Ultra-Handymax Vessel; (b) $4,450 daily per Panamax Vessel; (c) $5,410 daily per Capesize Vessel; and (d) $6,900 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax Containerships. As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6,100 daily per Sub-Panamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise. Drydocking expenses are reimbursed at cost for all vessels.

Maintenance and Replacement Capital Expenditures Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2020 will be approximately $36.5 million, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of September 30, 2020.

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$200,201	$123,286	$121,596	—	$445,083
Financial liabilities(2)	$6,473	$13,390	$19,678	$25,931	$65,472
Operating Lease Obligations (Time Charters) for bareboat charter-in vessels(3) (4)	$3,391	$13,229	$12,932	$31,794	$61,346

Total contractual obligations	$210,065	$149,905	$154,206	$57,725	$571,901

(1)

Represents principal payments and repayments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 2.6% to 7.0% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $14.2 million (less than 1 year), $13.6 million (1-3 years) and $3.1 million (3-5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of September 30, 2020, timing of scheduled payments and the term of the debt obligations.

(2)

Represents principal payments and repayments on amounts drawn under the financial liabilities and exclude interest payments of $4.3 million (less than 1 year), $7.2 million (1-3 years), $4.4 million (3-5 years) and $5.4 million (more than 5 years).

(3)

In November 2017, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners had agreed to pay in total $5.54 million, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2.77 million was paid during the year ended December 31, 2017 and the second half of $2.77 million was paid during the year ended December 31, 2018, both presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets as of September 30, 2020.

(4)

On October 18, 2019, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, two newbuilding Panamax vessels of approximately 81,000 dwt each, expected to be delivered by the first half of 2021. Navios Partners had agreed to pay in total $12.3 million, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which the $1.4 million was paid during the year ended December 31, 2019, the $4.3 million was paid in the first quarter of 2020 and the $5.7 million was paid in the third quarter of 2020, all presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets as of September 30, 2020. The remaining amount of $0.9 million will be paid upon the delivery of the vessels. The table above excludes the deposits payable of $0.9 million in 2021.

Navios Partners leases office space in Monaco pursuant to a five year lease agreement dated July 1, 2018 that expires in June 2023, for a monthly rent of approximately $0.01 million.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us and beginning with the quarter ending December 31, 2015, our Board of Directors elected to suspend distributions on our common units in order to preserve cash and improve our liquidity. In March 2018, the Company’s Board of Directors announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually. In July 2020, the Company amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 annually. In October 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2020 of $0.05 per unit. The distribution was paid on November 13, 2020 to all unitholders of common units and general partner units of record as of November 9, 2020.

Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our Board of Directors to establish reserves and other limitations.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement could not have been amended without the approval of non-affiliated common unitholders, however, our partnership agreement can be amended with the approval of a majority of the outstanding common units now that the subordination period has ended. Upon the closing of the initial public offering of our common units (the “IPO”), Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our partnership agreement.

•

Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•

Our distribution policy is affected by restrictions on distributions under our credit facilities. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•

If we make distributions out of capital surplus, as opposed to Operating Surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that we will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company’s Board of Directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. In March 2018, the Company’s Board of Directors announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually. In July 2020, the Company amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 annually.

In October 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2020 of $0.05 per unit. The distribution was paid on November 13, 2020 to all unitholders of common units and general partner units of record as of November 9, 2020. The aggregate amount of the declared distribution was $0.6 million.

Incentive Distribution Rights

The following description of our incentive distribution rights reflects such rights and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Navios GP L.L.C. currently holds the incentive distribution rights, but may transfer these rights, provided the transferee agrees to be bound by the terms of the partnership agreement.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders, our general partner and the holder of our incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

In August 2019, Navios Holdings sold the general partnership interests in the Company to N Shipmanagement Acquisition Corp., and related entities, an entity affiliated with the Company’s Chairman and Chief Executive Officer. The incentive distribution rights remained with Navios GP L.L.C.

Related Party Transactions

Vessel operating expenses (management fees): Pursuant to the amended Management Agreement in each of October 2013, August 2014, February 2015, February 2016 and November 2017, the Manager provided commercial and technical management services to Navios Partners’ vessels for a daily fee (excluding drydocking expenses, which were reimbursed at cost by Navios Partners) of: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Containership of TEU 6,800; (e) $7,400 daily rate per Containership of more than TEU 8,000; and (f) $8,750 daily rate per very large Containership of more than TEU 13,000 through December 2019. These fixed daily fees cover our vessels’ operating expenses, other than certain extraordinary fees and costs.

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025. In addition, management fees are fixed for two years commencing from January 1, 2020 at: (a) $4,450 daily per Panamax Vessel; (b) $4,350 daily per Ultra-Handymax Vessel; (c) $5,410 daily per Capesize Vessel; and (d) $6,900 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax Containerships. As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6,100 daily per Sub-Panamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

For the three and nine month periods ended September 30, 2020 certain extraordinary fees and costs related to vessels’ regulatory requirements including ballast water treatment system installation and exhaust gas cleaning system installation, under the Company’s management agreement amounted to $0.9 million and $2.4 million, respectively, and are presented under the caption “Acquisition of/additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows. For the three and nine month periods ended September 30, 2019 certain extraordinary fees and costs related to vessels’ regulatory requirements including ballast water treatment system installation and exhaust gas cleaning system installation, under the Company’s management agreement amounted to $5.5 million and $11.2 million, respectively.

Total vessel operating expenses for each of the three and nine month periods ended September 30, 2020 amounted to $24.3 million and $68.4 million, respectively. Total vessel operating expenses for each of the three and nine month periods ended September 30, 2019 amounted to $16.7 million and $49.8 million, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022. In August 2019, Navios Partners extended the duration of its existing administrative services agreement with the Manager until January 1, 2025, which provide for allocable general and administrative costs.

Total general and administrative expenses charged by the Manager for each of the three and nine month periods ended September 30, 2020 amounted to $3.6 million and $10.0 million, respectively. Total general and administrative expenses charged by the Manager for each of the three and nine month periods ended September 30, 2019 amounted to $2.6 million and $7.7 million, respectively.

Balance due from related parties (excluding Navios Europe II): Balance due from related parties as of September 30, 2020 and December 31, 2019 amounted to $10.0 million and $25.6 million, respectively, of which for the year ended December 31, 2019, the current receivable was $11.8 million and the long-term receivable was $13.8 million. The balance as of September 30, 2020, consisted of the guarantee claim receivable from the Navios Holdings Guarantee (as defined herein) of $10.0 million.

Balance due to related parties: Balance due to related parties, short-term as of September 30, 2020 and December 31, 2019 amounted to $40.3 million and $0, respectively, and mainly consisted of payables to the Manager.

Balance due from Navios Europe II: Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners have made available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million (see Note 14—Investment in Affiliates).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5.0 million. Navios Europe II owned seven container vessels and seven dry bulk vessels. Navios Partners had a net receivable of approximately $17.3 million from Navios Europe II.

As of March 31, 2020, the decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $6.9 million was recognized and included in the accompanying condensed Consolidated Statements of Operations for the nine month period ended September 30, 2020, as “Impairment of receivable in affiliated company”. The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiring date. The transaction was completed on June 29, 2020.

As a result of the Europe II Liquidation, Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the dry bulk vessels of Navios Europe II with a fair value of $56.1 million and working capital balances of $(2.7) million. The acquisition was funded through a new credit facility (Note 6—Borrowings) and cash on hand for total of $36.1 million and the satisfaction of its receivable balances in the amount of approximately $17.3 million representing the Revolving Loan, Term Loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Amounts due from related parties” and “Loans receivable from affiliates”.

Following the Liquidation of Navios Europe II, there was no balance due from Navios Europe II as of September 30, 2020. As of December 31, 2019, Navios Partners’ portion of the outstanding amount relating to the portion of the investment in Navios Europe II (5.0% of the $14.0 million) was $0.7 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $15.4 million, under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $7.3 million under the caption “Amounts due from related parties” and the accrued interest income earned under the Navios Term Loans II was $0.8 million under the caption “Loans receivable from affiliates”.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33.5 million, which included a cash consideration of $4.1 million and 871,795 newly issued common units of Navios Partners, on a split adjusted basis. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling $29.4 million based on the closing price of $33.75 per unit as of March 16, 2017 given as consideration. The receivable relating to the consideration settled with the issuance of 871,795 Navios Partners’ common units in the amount of $29.4 million has been classified contra equity. The receivable from Navios Holdings was payable on maturity in December 2023. Interest would accrue through maturity and would be recognized within “Interest income” for the receivable relating to the cash consideration of $4.1 million. On October 23, 2019, Navios Partners’ Conflicts Committee agreed to cancel an amortizing penalty from Navios Holdings of approximately $3.2 million as of December 2019, due to early liquidation of the structure. Following the liquidation of Navios Europe I, the long-term note receivable from Navios Holdings amounted to $0.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream (the “Navios Containers Omnibus Agreement”), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

Navios Holdings Guarantee: On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of September 30, 2020, the outstanding claim receivable amounted to $10.0 million. The final settlement of the amount from Navios Holdings will take place at specific dates, in accordance with a signed letter of agreement between the parties. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the condensed Consolidated Balance Sheets as of September 30, 2020.

General partner: In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, affiliated with Navios Holdings’ Chairman and Chief Executive Officer, Angeliki Frangou.

Acquisition of vessels: On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51.0 million, including working capital balances of $(4.4) million. The acquisition was funded through a new credit facility of $33.0 million (see Note 6—Borrowings) and the balance of $13.6 million as a seller’s credit by Navios Holdings presented under the caption “Payable to affiliated companies” in the condensed Consolidated Balance Sheets as of September 30, 2020. On October 2, 2020, Navios Partners paid to Navios Holdings the balance of $13.6 million.

On November 26, 2019, Navios Partners entered into a share purchase agreement for the acquisition of five containerships, following the liquidation of Navios Europe I. The vessels were acquired on December 13, 2019 (see Note 4—Vessels, net).

On November 25, 2019, Navios Partners entered into a share purchase agreement for the acquisition of three Panamax and one Ultra-Handymax drybulk vessels from an entity affiliated with its Chairman and CEO for $37.0 million (plus working capital adjustment) in a transaction approved by the Conflicts Committee of the Board of Directors of Navios Partners. The vessels were acquired on December 13, 2019 (see Note 4—Vessels, net).

As of November 17, 2020, Navios Holdings held an 18.2% common unit interest in Navios Partners, represented by 2,070,216 common units. The General Partner held a general partner interest of 2.1% represented by 237,822 general partner units.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month period ended September 30, 2020 and 2019, we paid interest on our outstanding debt at a weighted average interest rate of 4.69% and 7.11%, respectively. A 1% increase in LIBOR would have increased our interest expense for each of the nine month periods ended September 30, 2020 and 2019 by $3.1 million and $3.8 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the nine month period ended September 30, 2020, one customer, HMM represented approximately 24.6% of total revenues. For the nine month period ended September 30, 2019, HMM, Swissmarine and Cargill represented approximately 26.9%, 12.3% and 10.6%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into the Navios Holdings Guarantee by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20.0 million. As of September 30, 2020, the outstanding claim receivable amounted to $10.0 million. The final settlement of the amount from Navios Holdings will take place at specific dates, in accordance with a signed letter of agreement between the parties. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the condensed Consolidated Balance Sheets as of September 30, 2020.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2019 Annual Report on Form 20-F.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 1, 2020.

Exhibit List

Exhibit No.	Exhibit

4.1	Facility Agreement, dated June 25, 2020, by and among Cronus Shipping Corporation, Dionysus Shipping Corporation, Oceanus Shipping Corporation, and Prometheus Shipping Corporation, as borrowers, and Hellenic Bank Public Company Limited, as lender, arranger, agent, account bank and security trustee.

4.2	Facility Agreement, dated June 26, 2020, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein.

4.3	Facility Agreement, dated September 28, 2020, by and among Emery Shipping Corporation and Rondine Management Corp., as borrowers, and Crédit Agricole Corporate and Investment Bank, as lender, arranger, agent, account bank and security trustee.

4.4	Supplemental Agreement, dated July 2, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein.

4.5	Second Supplemental Agreement, dated September 30, 2020, to Loan Agreement, dated December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	September 30, 2020 (unaudited)	December 31, 2019 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$22,637	$23,354
Restricted cash	3	7,978	7,048
Accounts receivable, net		11,595	11,291
Amounts due from related parties	12	10,000	19,108
Prepaid expenses and other current assets		13,746	10,463
Notes receivable	13	1,181	4,726

Total current assets		$67,137	$75,990

Vessels, net	4	1,122,535	1,062,258
Other long-term assets	11	18,590	8,165
Deferred dry dock and special survey costs, net		40,116	26,469
Investment in affiliates	14	25,611	25,725
Loans receivable from affiliates	14	—	16,192
Intangible assets	5	2,292	3,166
Amounts due from related parties	12	—	13,757
Notes receivable, net of current portion	13	7,896	7,554
Operating lease assets	17	13,538	14,241

Total non-current assets		1,230,578	1,177,527

Total assets		$1,297,715	$1,253,517

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$6,533	$8,473
Accrued expenses		6,728	5,987
Deferred revenue	13	4,074	4,497
Operating lease liabilities, current portion	17	1,141	1,047
Current portion of financial liabilities, net	6	6,153	5,814
Current portion of long-term debt, net	6	198,484	53,966
Amounts due to related parties	12	40,338	—
Payable to affiliated companies	12	13,622	—

Total current liabilities		$277,073	$79,784

Operating lease liabilities, net	17	12,288	13,154
Long-term financial liabilities, net	6	58,110	82,794
Long-term debt, net	6	242,925	346,454
Deferred revenue	13	2,469	3,312

Total non-current liabilities		315,792	445,714

Total liabilities		$592,865	$525,498

Commitments and contingencies	11	—	—
Partners’ capital:
Common Unitholders (11,267,997 and 10,987,679 units issued and outstanding at September 30, 2020 and December 31, 2019, respectively)	8	701,031	723,720
General Partner (236,070 and 230,524 units issued and outstanding at September 30, 2020 and December 31, 2019, respectively)	8	3,819	4,299
Total partners’ capital		704,850	728,019

Total liabilities and partners’ capital		$1,297,715	$1,253,517

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Three Month Period Ended September 30, 2020 (unaudited)	Three Month Period Ended September 30, 2019 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2019 (unaudited)
Time charter and voyage revenues	9,13	$64,499	$63,548	$157,538	$158,111
Time charter and voyage expenses		(3,609)	(2,708)	(8,647)	(8,721)
Direct vessel expenses		(2,736)	(1,710)	(7,670)	(4,823)
Vessel operating expenses (management fees entirely through related parties transactions)	12	(24,289)	(16,695)	(68,424)	(49,801)
General and administrative expenses	12	(4,716)	(3,897)	(15,844)	(14,425)
Depreciation and amortization	4,5	(14,153)	(13,171)	(41,453)	(39,903)
Vessels impairment loss	4	(1,780)	—	(8,580)	(7,345)
Impairment of receivable in affiliated company	12	—	—	(6,900)	—
Interest expense and finance cost, net		(5,417)	(11,432)	(18,636)	(35,192)
Interest income		143	1,858	514	5,392
Other income		161	105	2,344	696
Other expense	16	(730)	(403)	(3,202)	(4,725)
Equity in net (loss)/ earnings of affiliated companies	14	(382)	1,364	586	1,549

Net income/ (loss)		$6,991	$16,859	$(18,374)	$813

Earnings/ (loss) per unit (see note 15):

		Three Month Period Ended September 30, 2020 (unaudited)	Three Month Period Ended September 30, 2019 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2019 (unaudited)
Earnings/ (loss) per unit:
Common units (basic and diluted)		$0.63	$1.54	$(1.65)	$0.07

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Nine Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2019 (unaudited)
OPERATING ACTIVITIES:
Net (loss)/ income		$(18,374)	$813
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation and amortization	4,5	41,453	39,903
Vessels impairment loss	4	8,580	7,345
Impairment of receivable in affiliated company	12	6,900	—
Non cash accrued interest income and amortization of deferred revenue	13	(1,188)	(9,471)
Non cash accrued interest income from receivable from affiliates	12	—	(214)
Amortization of operating lease right-of-use asset	17	703	158
Amortization and write-off of deferred finance costs		1,570	7,258
Amortization of deferred dry dock and special survey costs		7,613	4,805
Equity in net earnings of affiliated companies, net of dividends received	14	(586)	(1,549)
Equity compensation expense	8	723	1,537
Changes in operating assets and liabilities:
Net decrease in accounts receivable		374	6,935
Net increase in prepaid expenses and other current assets		(1,951)	(6,023)
(Decrease)/ increase in accounts payable		(2,300)	380
Net increase in accrued expenses		188	564
Net decrease in deferred revenue		(420)	(590)
Net decrease in amounts due from related parties	12	15,582	9,405
Net increase in amounts due to related parties	12	31,865	—
Payments for dry dock and special survey costs		(21,260)	(13,986)
Operating lease liabilities short and long-term	17	(772)	(175)

Net cash provided by operating activities		68,700	47,095
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels		—	5,978
Deposit for option to acquire vessel	11	(10,425)	(1,090)
Acquisition of/ additions to vessels, net of cash acquired	4	(71,437)	(11,288)
Repayments of notes receivable	13	3,516	3,516
Loans receivable from affiliates	14	—	(4,000)

Net cash used in investing activities		(78,346)	(6,884)
FINANCING ACTIVITIES:
Cash distributions paid	15	(7,293)	(10,186)
Net proceeds from issuance of general partner units	8	35	8
Net proceeds from issuance of common units	8	1,740	—
Proceeds from long-term debt	6	79,475	129,281
Repayment of long-term debt and financial liabilities	6	(63,286)	(186,723)
Deferred finance costs		(812)	(3,552)
Acquisition of treasury stock	8	—	(4,499)

Net cash provided by/ (used in) financing activities		9,859	(75,671)

Increase/ (decrease) in cash, cash equivalents and restricted cash		213	(35,460)
Cash, cash equivalents and restricted cash, beginning of period		30,402	61,455

Cash, cash equivalents and restricted cash, end of period		$30,615	$25,995

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Nine Month Period Ended September 30, 2020 (unaudited)	Nine Month Period Ended September 30, 2019 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$18,511	$27,281
Non cash financing activities
Equity compensation expense	$723	$1,537
Non cash investing activities
Accrued interest on loan receivable from affiliates	—	$281
Loans receivable from affiliates	$(9,992)	—
Payable to affiliated companies	$(13,622)	—
Acquisition of vessels	$37,999	—

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Navios Partners’ Capital
Balance December 31, 2019	230,524	$4,299	10,987,679	$723,720	$728,019

Cash distribution paid ($0.30 per unit—see Note 15)	—	(69)	—	(3,296)	(3,365)
Stock based compensation (see Note 8)	—	—	—	245	245
Net loss	—	(213)	—	(10,511)	(10,724)
Balance March 31, 2020	230,524	$4,017	10,987,679	$710,158	$714,175

Cash distribution paid ($0.30 per unit—see Note 15)	—	(69)	—	(3,297)	(3,366)
Stock based compensation (see Note 8)	—	—	—	238	238
Net loss	—	(293)	—	(14,348)	(14,641)
Balance June 30, 2020	230,524	$3,655	10,987,679	$692,751	$696,406

Cash distribution paid ($0.05 per unit—see Note 15)	—	(11)	—	(551)	(562)
Proceeds from public offering and issuance of units, net of offering costs (Note 8)	5,546	35	280,318	1,740	1,775
Stock based compensation (see Note 8)	—	—	—	240	240
Net Income	—	140	—	6,851	6,991
Balance September 30, 2020	236,070	$3,819	11,267,997	$701,031	$704,850

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Note Receivable	Total Navios Partners’ Capital
Balance, December 31, 2018	230,006	$5,802	11,270,283	$800,374	$(29,423)	$776,753

Cash distribution paid ($0.30 per unit—see Note 15)	—	(69)	—	(3,389)	—	(3,458)
Acquisition of treasury stock (see Note 8)	—	—	(227,140)	(3,373)	—	(3,373)
Issuance of restricted common units (see Note 8)	518	8	25,396	33	—	41
Stock based compensation (see Note 8)	—	—	—	461	—	461
Net loss	—	(188)	—	(9,335)	—	(9,523)
Balance, March 31, 2019	230,524	$5,553	11,068,539	$784,771	$(29,423)	$760,901

Cash distribution paid ($0.30 per unit—see Note 15)	—	(69)	—	(3,295)	—	(3,364)
Acquisition of treasury stock (see Note 8)	—	—	(85,812)	(1,126)	—	(1,126)
Stock based compensation (see Note 8)	—	—	—	519	—	519
Issuance of capital surplus	—	—	1,058	—	—	—
Net loss	—	(129)	—	(6,394)	—	(6,523)
Balance, June 30, 2019	230,524	$5,355	10,983,785	$774,475	$(29,423)	$750,407

Cash distribution paid ($0.30 per unit—see Note 15)	—	(69)	—	(3,295)	—	(3,364)
Stock based compensation (see Note 8)	—	—	—	524	—	524
Cancellation of shares	—	—	(75)	—	—	—
Net income	—	339	—	16,520	—	16,859
Balance, September 30, 2019	230,524	$5,625	10,983,710	$788,224	$(29,423)	$764,426

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C., a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners. Currently, our general partner is Olympos Maritime Ltd. (the “General Partner”) and holds a 2.1% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager (the “Management Agreement”), pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (the “Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, affiliated with our Chairman and Chief Executive Officer.

As of September 30, 2020, there were 11,267,997 outstanding common units and 236,070 general partnership units. As of September 30, 2020, Navios Holdings owned an 18.4% common unit interest in Navios Partners and the General Partner owned a 2.1% general partner interest in Navios Partners.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statement of partner’s capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ Annual Report for the year ended December 31, 2019 filed on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

Reverse Stock Split:

On April 25, 2019, the Company’s unitholders approved a 1-for-15 reverse stock split of the Company’s outstanding common and general partner units, which was effected on May 21, 2019. The effect of the reverse stock split was to combine each 15 shares of outstanding units into one new share, with no change in authorized shares or per value per share, and to reduce the number of common units outstanding from approximately 164.7 million units to approximately 11.0 million units. 983 common units were issued in connection with the reverse stock split. All issued and outstanding common units contained in the financial statements, in accordance with Staff Accounting Bulletin Topic 4C, have been retroactively adjusted to reflect the reverse split for all periods presented.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Principles of consolidation: The accompanying interim condensed consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands, Malta, and Liberia from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ interim condensed consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

As of September 30, 2020, Navios Partners’ current assets totaled $67,137, while current liabilities totaled $277,073, resulting in a negative working capital position of $209,936, primarily related to balloon payments totaling $131,547 due under its credit facilities in the second and third quarters of 2021. The vessels have an aggregate fair value significantly in excess of the outstanding debt which Management expects will enable the repayment of the above balloon payments either though refinancing with existing or new commercial banks and other financial institutions or sale of the vessels. In the meantime, Navios Partners’ cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness (excluding the balloon payments), provide for the normal working capital requirements of the business for a period of at least twelve months from the date of issuance of these condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Subsidiaries: Subsidiaries are those entities in which Navios Partners have an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity.

The accompanying interim condensed consolidated financial statements include the following entities:

Company name	Vessel name	Country of incorporation	2020	2019
Libra Shipping Enterprises Corporation(1)	Navios Libra II	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Felicity Shipping Corporation(2)	Navios Felicity	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Gemini Shipping Corporation(3)	Navios Gemini S	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Galaxy Shipping Corporation(4)	Navios Galaxy I	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Palermo Shipping S.A.(5)	Navios Apollon	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Sagittarius Shipping Corporation(12)	Navios Sagittarius	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 09/30	1/01 – 09/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 09/30	1/01 – 09/30

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Dune Shipping Corp.(6)	MSC Cristina	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Citrine Shipping Corporation	—	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Cavalli Navigation Inc.	—	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Seymour Trading Limited	Navios Altair I	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Goldie Services Company	Navios Symmetry	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Oceanus Shipping Corporation(7)	Castor N	Marshall Is.	1/01 – 09/30	—
Cronus Shipping Corporation(7)	Protostar N	Marshall Is.	1/01 – 09/30	—
Leto Shipping Corporation(7)	Esperanza N	Marshall Is.	1/01 – 09/30	—
Dionysus Shipping Corporation(7)	Harmony N	Marshall Is.	1/01 – 09/30	—
Prometheus Shipping Corporation(7)	Solar N	Marshall Is.	1/01 – 09/30	—
Camelia Shipping Inc.(8)	Navios Camelia	Marshall Is.	1/01 – 09/30	—
Anthos Shipping Inc.(8)	Navios Anthos	Marshall Is.	1/01 – 09/30	—
Azalea Shipping Inc.(8)	Navios Azalea	Marshall Is.	1/01 – 09/30	—
Amaryllis Shipping Inc.(8)	Navios Amaryllis	Marshall Is.	1/01 – 09/30	—
Zaffre Shipping Corporation(13)	Serenitas N	Marshall Is.	06/29 – 09/30	—
Wenge Shipping Corporation(13)	Joie N	Marshall Is.	06/29 – 09/30	—
Sunstone Shipping Corporation(13)	Copernicus N	Marshall Is.	06/29 – 09/30	—
Fandango Shipping Corporation(13)	Unity N	Marshall Is.	06/29 – 09/30	—
Flavescent Shipping Corporation(13)	Odysseus N	Marshall Is.	06/29 – 09/30	—
Emery Shipping Corporation(14)	Navios Gem	Marshall Is.	09/30 – 09/30	—
Rondine Management Inc. (14)	Navios Victory	Marshall Is.	09/30 – 09/30	—
Bareboat Chartered-in vessels
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Perivoia Shipmanagement Co.(10)	Navios TBN1	Marshall Is.	1/01 – 09/30	09/25 – 09/30
Pleione Management Limited(10)	Navios TBN2	Marshall Is.	1/01 – 09/30	09/25 – 09/30
Other
Prosperity Shipping Corporation	—	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Aldebaran Shipping Corporation	—	Marshall Is.	1/01 – 09/30	1/01 – 09/30
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 09/30	1/01 – 09/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 09/30	1/01 – 09/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 09/30	1/01 – 09/30

(1)	The vessel was sold on December 14, 2018.

(2)	The vessel was sold on December 4, 2018.

(3)	The vessel was sold on December 21, 2017.

(4)	The vessel was sold on April 23, 2019 (see Note 4 – Vessels, net).

(5)	The vessel was sold on April 21, 2017.

(6)	The vessel was sold on January 12, 2017.

(7)	The vessels were acquired on December 13, 2019, following the liquidation of Navios Europe I (see Note 4 – Vessels, net).

(8)	The vessels were acquired on December 16, 2019 (see Note 4 – Vessels, net).

(9)	The vessel was delivered on July 24, 2019 (see Note 17 – Leases).

(10)	The vessels are expected to be delivered by first half of 2021 (see Note 11 – Commitments and Contingencies).

(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.

(12)	Vessels under the sale and leaseback transaction (see Note 17 – Leases).

(13)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II (see Note 4 – Vessels, net).
(14)	The vessels were acquired on September 30, 2020, from Navios Holdings (see Note 4 – Vessels, net).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method: In the consolidated financial statements of Navios Partners, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Containers and its subsidiaries (ownership interest as of September 30, 2020 was 35.7%); (ii) Navios Europe I and its subsidiaries, for the comparative period as the entity was liquidated on December 13, 2019; and (iii) Navios Europe II and its subsidiaries through the date of its liquidation on June 29, 2020, with an ownership interest of 5% (see Notes 12 and 14).

Navios Partners evaluates its investments in Navios Containers for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to: (i) the length of time and the extent to which the fair value has been less than the carrying value; (ii) the financial condition and near-term prospects of Navios Containers; and (iii) the intent and ability of the Company to retain its investment in Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value (see Note 14 – Investment in Affiliates).

Revenue and Expense Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606 “Revenue from Contracts with Customers” using the modified retrospective approach. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company has elected to early adopt the requirements of ASU 2016-02 effective January 1, 2018, using the modified retrospective method which is consistent with the approach the Company has elected under the new revenue standard, and elected to apply the additional optional transition method along with the following practical expedients: a package of practical expedients which does not require the Company to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 (ASC 842) “Leases”. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s retained earnings, as at January 1, 2018.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering of vessels amounted to $61,005 and $59,303 for the three month periods ended September 30, 2020 and 2019, respectively. Revenue from time chartering of vessels amounted to $152,333 and $148,282 for the nine month periods ended September 30, 2020 and 2019, respectively.

Revenue from voyage contracts

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. During 2017, no freight voyage existed and therefore, there was no impact on the Company’s retained earnings as at January 1, 2018. Revenue from voyage contracts amounted to $2,128 and $2,276 for the three month periods ended September 30, 2020 and 2019, respectively. Revenue from voyage contracts amounted to $2,434 and $6,084 for the nine month periods ended September 30, 2020 and 2019, respectively.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $1,366 and $1,969 for the three month periods ended September 30, 2020 and 2019, respectively. Revenue from vessels operating in pooling arrangements amounted to $2,771 and $3,745 for the nine month periods ended September 30, 2020 and 2019, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. There was no profit sharing revenue for each of the three month periods ended September 30, 2020 and 2019. There was no profit sharing revenue for each of the nine month periods ended September 30, 2020 and 2019.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Recent Accounting Pronouncements:

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance, intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. There was no impact to the Company’s unaudited condensed consolidation financial statements as a result of adopting this standard update. Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timelier manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 “Codification Improvements to topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”. The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In November 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments-Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The standard is effective for interim and annual reporting periods beginning after December 15, 2019.

The Company has assessed all the expected credit losses of its financial assets and the adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	September 30, 2020	December 31, 2019
Cash and cash equivalents	$22,637	$23,354
Restricted cash	7,978	7,048

Total cash and cash equivalents and restricted cash	$30,615	$30,402

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Restricted cash at September 30, 2020 and December 31, 2019, included $7,978 and $7,048, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Partners’ credit facilities.

NOTE 4 – VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$1,360,231	$(316,981)	$1,043,250
Additions	113,391	(52,088)	61,303
Disposals	(5,696)	81	(5,615)
Vessels impairment loss	(97,170)	60,490	(36,680)

Balance December 31, 2019	$1,370,756	$(308,498)	$1,062,258

Additions	109,436	(40,579)	68,857
Vessels impairment loss	(9,315)	735	(8,580)

Balance September 30, 2020	$1,470,877	$(348,342)	$1,122,535

During the nine month periods ended September 30, 2020 and 2019, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $2,386 and $11,223, respectively (see Note 12 – Transactions with related parties).

Acquisition of Vessels

2020

On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51,000 (see Note 12 – Transactions with Related Parties).

On June 29, 2020, Navios Partners acquired five drybulk vessels, three Panamax and two Ultra-Handymax, for a fair value of $56,050 in total, following the liquidation of Navios Europe II (see Note 12 – Transactions with related parties).

2019

On December 16, 2019, Navios Partners acquired four drybulk vessels, from an entity affiliated with the Company’s Chairman and CEO, for a fair value of $40,379, in total, through a bank financing of $37,000 (see Note 12—Transactions with Related Parties).

On December 13, 2019, Navios Partners acquired three Sub-Panamax and two Panamax Containerships for a fair value of $56,083, in total, following the liquidation of Navios Europe I (see Note 12—Transactions with Related Parties).

Sale of Vessels

2019

On April 23, 2019, Navios Partners sold the Navios Galaxy I to an unrelated third party, for a net sale price of $5,978. Following the impairment loss of $7,345 recognized as of March 31, 2019, no loss on sale occurred upon disposal of the vessel.

Vessels impairment loss

2020

In October 2020, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Esperanza N for a net sale price of $4,559. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of September 30, 2020. As of September 30, 2020, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $1,780 has been recognized under the caption “Vessels impairment loss” in the condensed Consolidated Statements of Operations as of September 30, 2020.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020, has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on our business, financial performance and the results of our operations, including due to decreased demand for global seaborne dry bulk and container trade and dry bulk and containership charter rates, the extent of which will depend largely on future developments. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change in future periods.

We have evaluated the impact of current economic situation on the recoverability of the carrying amount of our vessels. As of June 30, 2020, we concluded that events and circumstances triggered the existence of potential impairment of our vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on our future operations. As a result, we performed step one of the impairment assessment of our vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying value. As of June 30, 2020, our assessment concluded that step two of the impairment analysis was required for three containerships held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $6,800 for these vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel presented under the caption “Vessels impairment loss” in the Condensed Consolidated Statements of Operations as of June 30, 2020. As of September 30, 2020, we concluded that events and circumstances did not trigger the existence of potential impairment of our vessels, mainly due to the market improvement since June 30, 2020.

2019

As of December 31, 2019, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $29,335 for this vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel.

On March 21, 2019, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Galaxy I for a net sale price of $5,978. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of March 31, 2019. As of March 31, 2019, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $7,345 has been recognized under the caption “Vessels impairment loss” in the condensed Consolidated Statements of Operations as of March 31, 2019. The vessel was sold on April 23, 2019.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets as of September 30, 2020 and December 31, 2019 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2019	$83,716	$(80,550)	$3,166
Additions	—	(874)	(874)

Favorable lease terms September 30, 2020	$83,716	$(81,424)	$2,292

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amortization expense of favorable lease terms for each of the periods ended September 30, 2020 and 2019 is presented in the following table:

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Favorable lease terms	$(291)	$(292)	$(874)	$(875)

Total	$(291)	$(292)	$(874)	$(875)

The aggregate amortization of the intangibles for the 12-month periods ended September 30 is estimated to be as follows:

Year	Amount
2021	1,166
2022	1,126
2023	—
2024 and thereafter	—

Total	$2,292

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 11.8 years for the remaining favorable lease terms, at inception.

NOTE 6 – BORROWINGS

Borrowings as of September 30, 2020 and December 31, 2019 consisted of the following:

	September 30, 2020	December 31, 2019
Credit facilities	$445,083	$404,280
Financial liabilities	65,472	90,086

Total borrowings	$510,555	$494,366
Less: Current portion of long-term borrowings, net	(204,637)	(59,780)
Less: Deferred finance costs, net	(4,883)	(5,338)

Long-term borrowings, net	$301,035	$429,248

As of September 30, 2020, the total borrowings, net of deferred finance costs under the Navios Partners’ credit facilities were $505,672.

Credit Facilities

As of September 30, 2020, the Company had secured credit facilities with various commercial banks with a total outstanding balance of $445,083. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.6% to 7.0% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from June 2021 to September 2025. See also the maturity table included below.

On September 30, 2020, the Company entered into a second supplemental agreement with ABN Amro Bank N.V., to extend the terms of the then outstanding balance. The Company had initially entered into a credit facility with ABN Amro Bank N.V., on December 12, 2019, of up to $23,500, in order to finance the acquisition of the five containerships acquired from Navios Europe I, which had subsequently been refinanced from Hellenic Bank Public Company Limited in June 2020. Following the second supplemental agreement, the outstanding balance of $3,542 is repayable in three consecutive quarterly installments of $173 with a final balloon payment of $3,024 to be repaid on the last repayment date. The facility matures in the second quarter of 2021 and bears interest at LIBOR plus 400 bps per annum up to February 28, 2019 and 600 bps per annum up to maturity date. As of September 30, 2020, the total outstanding balance was $3,542.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On September 28, 2020, the Company entered into a new credit facility with Credit Agricole Corporate and Investment Bank of up to $33,000 in order to finance the acquisition of the two drybulk vessels acquired from Navios Maritime Holdings. The credit facility is repayable in 20 consecutive quarterly installments of $850 with a final balloon payment of $16,000 to be repaid on the last repayment date. The facility matures in the third quarter of 2025 and bears interest at LIBOR plus 325 bps per annum up to maturity date. As of September 30, 2020, the total outstanding balance was $33,000.

On June 26, 2020, the Company entered into a new credit facility with ABN Amro Bank N.V. of up to $32,200 in order to finance the acquisition of the five drybulk vessels acquired from Navios Europe II. The credit facility is repayable in four consecutive quarterly installments of $1,190, with a final balloon payment of $24,715 to be repaid on the last repayment date. The facility matures in the second quarter of 2021 and bears interest at LIBOR plus 400 bps per annum up to December 31, 2020 and 425 bps per annum up to maturity date. As of September 30, 2020, the total outstanding balance was $28,285.

On June 25, 2020, the Company entered into a new credit facility with Hellenic Bank Public Company Limited in order to refinance the existing credit facility, relating to four of the containerships acquired from Navios Europe I, of up to $17,000. The credit facility is repayable in four consecutive quarterly installments of $520 and ten consecutive quarterly installments of $660, with a final balloon payment of $8,320 to be repaid on the last repayment date. The facility matures in the fourth quarter of 2023 and bears interest at LIBOR plus 350 bps per annum. As of September 30, 2020, the total outstanding balance was $16,480.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The credit facilities require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $500 to $650 per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in our credit facilities) of less than 0.75; and (v) maintain a minimum net worth to $135,000.

It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of September 30, 2020, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities.

Financial Liabilities

In December 2018, the Company entered into two sale and leaseback agreements of $25,000 in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Navios Partners is obligated to make 69 and 60 consecutive monthly payments, of approximately $161 and $155 each, respectively, commencing as of December 2018. As of September 30, 2020, the outstanding balance under the sale and leaseback agreements of the Navios Fantastiks and the Navios Beaufiks was $21,335 in total. The agreements mature in the third quarter of 2024 and fourth quarter of 2023, respectively, with a purchase obligation of $6,300 per vessel on the last repayment date.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On April 5, 2019, the Company entered into a sale and leaseback agreement of $20,000, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. The vessel was not derecognized and continues to be depreciated over its useful life and tested for impairment as per the Company’s policy. On April 11, 2019, the amount of $20,000 was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of approximately $190 each, commencing as of April 2019. As of September 30, 2020, the outstanding balance under the sale and leaseback agreement of the Navios Sol was $18,349. The agreement matures in the second quarter of 2029, with a purchase obligation of $6,300 on the last repayment date.

On June 7, 2019, the Company entered into a sale and leaseback agreement of $7,500, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. The vessel was not derecognized and continues to be depreciated over its useful life and tested for impairment as per the Company’s policy. On June 28, 2019, the amount of $7,500 was drawn. Navios Partners is obligated to make 36 consecutive monthly payments of approximately $178 each, commencing as of June 2019. As of September 30, 2020, the outstanding balance under the sale and leaseback agreement of the Navios Sagittarius was $5,176. The agreement matures in the second quarter of 2022, with a purchase obligation of $2,000 on the last repayment date.

On July 2, 2019, the Company entered into a sale and leaseback agreement of $22,000, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transfer of the vessel was determined to be a failed sale. The vessel was not derecognized and continues to be depreciated over its useful life and tested for impairment as per the Company’s policy. On July 24, 2019, the amount of $22,000 was drawn. Navios Partners is obligated to make 132 consecutive monthly payments of approximately $198 each, commencing as of July 2019. As of September 30, 2020, the outstanding balance under the sale and leaseback agreement of the Navios Ace was $20,612. The agreement matures in the third quarter of 2030, with a purchase obligation of $6,300 on the last repayment date.

The Financial Liabilities have no financial covenants.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Partners outstanding as of September 30, 2020, based on the repayment schedules of the respective credit facilities and financial liabilities (as described above).

Year	Amount
2021	$206,674
2022	71,565
2023	65,111
2024	97,704
2025 and thereafter	69,501

Total	$510,555

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Amounts due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these receivables.

Loans receivable from affiliates: The carrying amount of the fixed rate loan approximates its fair value.

Amounts due from related parties, long-term: The carrying amount of due from related parties long-term reported in the balance sheet approximates its fair value due to the long-term nature of these receivables.

Notes receivable, net of current portion: The carrying amount of the fixed rate notes receivable approximates its fair value.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these payables.

Long-term borrowings, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	September 30, 2020		December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$22,637	$22,637	$23,354	$23,354
Restricted cash	$7,978	$7,978	$7,048	$7,048
Amounts due from related parties, short-term	$10,000	$10,000	$19,108	$19,108
Loans receivable from affiliates	—	—	$16,192	$16,192
Amounts due from related parties, long-term	—	—	$13,757	$13,757
Notes receivable, net of current portion	$7,896	$7,896	$7,554	$7,554
Amounts due to related parties, short-term	$40,338	$40,338	—	—
Long-term borrowings, net	$(505,672)	$(510,555)	$(489,028)	$(494,366)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of September 30, 2020 and December 31, 2019.

	Fair Value Measurements at September 30, 2020
	Total	Level I	Level II	Level III
Cash and cash equivalents	$22,637	$22,637	—	—
Restricted cash	$7,978	$7,978	—	—
Amounts due from related parties, short-term	$10,000	—	$10,000	—
Notes receivable, net of current portion(2)	$7,896	—	$7,896	—
Amounts due to related parties, short-term	$40,338	—	$40,338	—
Long-term borrowings, net (1)	$(510,555)	—	$(510,555)	—

	Fair Value Measurements at December 31, 2019
	Total	Level I	Level II	Level III
Cash and cash equivalents	$23,354	$23,354	—	—
Restricted cash	$7,048	$7,048	—	—
Amounts due from related parties, short-term	$19,108	—	$19,108	—
Loans receivable from affiliates	$16,192	—	$16,192	—
Amounts due from related parties, long-term	$13,757	—	$13,757	—
Notes receivable, net of current portion(2)	$7,554	—	$7,554	—
Long-term borrowings, net(1)	$(494,366)	—	$(494,366)	—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

(2)	The fair value is estimated based on currently available information on the Company’s counterparty with similar contract terms, interest rate and remaining maturities.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The estimated fair value of our financial instruments that are measured at fair value on a non-recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair Value Measurements at September 30, 2020
	Total	Level I	Level II	Level III
Vessels, net (for Esperanza N)	$4,559	—	$4,559	—

	Fair Value Measurements at December 31, 2019
	Total	Level I	Level II	Level III
Vessels, net (for Navios Galaxy I)	$5,978	—	$5,978	—

NOTE 8 – ISSUANCE OF UNITS

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent common units having an aggregate offering price of up to $25,000. An amended Sales Agreement was entered into on August 3, 2020. As of September 30, 2020, since the commencement of the amended Sales Agreement, Navios Partners has issued 280,318 units and received net proceeds of $1,740. Pursuant to the issuance of the common units, Navios Partners issued 5,546 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $35.

On April 25, 2019, Navios Partners announced that its Board of Directors had approved 1-for-15 reverse stock split of its issued and outstanding shares of common units and general partner units. The reverse stock split was effective on May 21, 2019 and the common units commenced trading on such date on a split adjusted basis.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50,000 of the Company’s common units over a two year period. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in Navios Partners’ discretion and without notice. The Board of Directors will review the program periodically. Repurchases are subject to restrictions under Navios Partners’ credit facilities. As of September 30, 2020, Navios Partners had repurchased and cancelled 312,952 common units on a split adjusted basis, for a total cost of approximately $4,499.

In December 2019, Navios Partners authorized the granting of 4,000 restricted common units, which were issued on December 18, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The effect of compensation expense arising from the restricted common units described above amounted to $9 and $27 for the three and nine month periods ended September 30, 2020 and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations. There were no restricted common units exercised, forfeited or expired during the three month period ended September 30, 2020. As of September 30, 2020, none of the restricted common units issued in December 2019 were vested.

In February 2019, Navios Partners authorized the granting of 25,396 restricted common units, which were issued on February 1, 2019, to its directors and officers, which are based solely on service conditions and vest over four years. The fair value of restricted common units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Navios Partners also issued 518 general partnership units to its general partner for net proceeds of $8. The effect of compensation expense arising from the restricted common units described above for the three and nine month periods ended September 30, 2020, amounted to $27 and $88, respectively, and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

The effect of compensation expense arising from the restricted common units granted in December 2018 and 2017, amounted to $204 and $608 for the three and nine month periods ended September 30, 2020 and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

As of September 30, 2020, the estimated compensation cost relating to service conditions of non-vested restricted common units granted in 2017, 2018 and 2019 not yet recognized was $802.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Restricted common units outstanding and not vested were 140,191 shares, on a split adjusted basis, as of September 30, 2020.

Navios Holdings currently owns an approximately 18.2% common unit interest in Navios Partners. The General Partner currently owns a 2.1% general partner interest in Navios Partners.

NOTE 9 – SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and containerships operate worldwide. Revenues from specific geographic region, which contribute over 10% of total revenue, are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended September 30, 2020	Three Month Period ended September 30, 2019	Nine Month Period ended September 30, 2020	Nine Month Period ended September 30, 2019
Asia	$37,381	$33,651	$95,403	$87,568
Europe	21,572	29,042	48,923	67,287
North America	5,527	868	13,063	1,992
Australia	19	(13)	149	1,264

Total	$64,499	$63,548	$157,538	$158,111

NOTE 10 – INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying condensed Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state, which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In November 2017, Navios Partners agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners had agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half amounted to $2,770 was paid during the year ended December 31, 2017 and the second half amounted to $2,770 was paid during the year ended December 31, 2018. As of September 30, 2020, the total amount of $6,650, including refundable upon vessel’s redelivery expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to charter-in two newbuilding Panamax vessels. Each vessel has approximately 81,000 dwt and is being bareboat chartered-in for ten years. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charter. Navios Partners has agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the period ended September 30, 2020 and the remaining amount of $860 will be paid upon the delivery of the vessels. As of September 30, 2020, the total amount of $11,940, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets. The vessels are expected to be delivered by the first half of 2021.

As of September 30, 2020, the Company’s future minimum lease commitments under the Company’s charter-in contracts are as follows:

Amount
2021	$3,391
2022	6,652
2023	6,577
2024	6,544
2025	6,388
2026 and thereafter	31,794

Total	$61,346

NOTE 12 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses (management fees): Pursuant to the amended management agreement, in each of October 2013, August 2014, February 2015, February 2016 and November 2017 (the “Management Agreement”), the Manager, provided commercial and technical management services to Navios Partners’ vessels for a daily fee (excluding drydocking expenses, which were reimbursed at cost by Navios Partners) of: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Containership of TEU 6,800; (e) $7.40 daily rate per Containership of more than TEU 8,000 and (f) $8.75 daily rate per very large Containership of more than TEU 13,000 through December 2019. These fixed daily fees cover our vessels’ operating expenses, other than certain extraordinary fees and costs.

In August 2019, Navios Partners extended the duration of its Management Agreement with the Manager until January 1, 2025. In addition, management fees are fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily per Ultra-Handymax Vessel; (b) $4.45 daily per Panamax Vessel; (c) $5.41 daily per Capesize Vessel; and (d) $6.90 daily per 6,800 TEU Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 unless agreed otherwise.

Following the liquidation of Navios Europe I, Navios Partners acquired three Sub-Panamax and two Panamax Containerships. As per the Management Agreement, as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at $6.1 daily per Sub-Panamax/Panamax Containership. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Drydocking expenses are reimbursed at cost for all vessels.

For the three and nine month periods ended September 30, 2020 certain extraordinary fees and costs related to vessels’ regulatory requirements including ballast water treatment system installation and exhaust gas cleaning system installation, under the Company’s management agreement amounted to $867 and $2,386, respectively, and are presented under the caption “Acquisition of/addition to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flow. For the three and nine month periods ended September 30, 2019 certain extraordinary fees and costs related to vessels’ regulatory requirements including ballast water treatment system installation and exhaust gas cleaning system installation, under the Company’s management agreement amounted to $5,456 and $11,223, respectively.

Total vessel operating expenses for each of the three and nine month periods ended September 30, 2020, amounted to $24,289 and $68,424, respectively. Total vessel operating expenses for each of the three and nine month periods ended September 30, 2019, amounted to $16,695 and $49,801, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022. In August 2019, Navios Partners extended the duration of its existing administrative services agreement with the Manager until January 1, 2025, which provide for allocable general and administrative costs.

Total general and administrative expenses charged by the Manager for each of the three and nine month periods ended September 30, 2020, amounted to $3,589 and $9,994, respectively. Total general and administrative expenses charged by the Manager for each of the three and nine month periods ended September 30, 2019 amounted to $2,566 and $7,693, respectively.

Balance due from related parties (excluding Navios Europe II): Balance due from related parties as of September 30, 2020 and December 31, 2019 amounted to $10,000 and $25,582, respectively of which for the year ended December 31, 2019, the current receivable was $11,825 and the long-term receivable was $13,757. The balance as of September 30, 2020, consisted of the guarantee claim receivable from the Navios Holdings Guarantee of $10,000.

Balance due to related parties: Balance due to related parties, short-term as of September 30, 2020 and December 31, 2019 amounted to $40,338 and $0, respectively, and mainly consisted of payables to the Manager.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans of up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 14—Investment in Affiliates).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5,000. Navios Europe II owned seven container vessels and seven dry bulk vessels. Navios Partners had a net receivable of approximately $17,276 from Navios Europe II.

As of March 31, 2020, the decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $6,900 was recognized and included in the accompanying condensed Consolidated Statements of Operations for the nine month period ended September 30, 2020, as “Impairment of receivable in affiliated company”. The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiring date. The transaction was completed on June 29, 2020.

As a result of the Europe II Liquidation, Navios Partners acquired 100% of the stock of the five vessels owning Companies owning the dry bulk vessels of Navios Europe II with a fair value of $56,050 and working capital balances of $(2,718). The acquisition was funded through a new credit facility (Note 6—Borrowings) and cash on hand for total of $36,056 and the satisfaction of its receivable balances in the amount of approximately $17,276 representing the Revolving Loan, Term Loan and accrued interest thereof directly owned to Navios Partners, previously presented under the captions “Amounts due from related parties” and “Loans receivable from affiliates”.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Following the Liquidation of Navios Europe II, there was no balance due from Navios Europe II as of September 30, 2020. As of December 31, 2019, Navios Partners’ portion of the outstanding amount relating to the portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $15,397, under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $7,284 under the caption “Amounts due from related parties” and the accrued interest income earned under the Navios Term Loans II was $796 under the caption “Loans receivable from affiliates”.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33,473, which included a cash consideration of $4,050 and 871,795 newly issued common units of Navios Partners, on a split adjusted basis. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling $29,423 based on the closing price of $33.75 per unit as of March 16, 2017 given as consideration. The receivable relating to the consideration settled with the issuance of 871,795 Navios Partners’ common units in the amount of $29,423 has been classified contra equity. The receivable from Navios Holdings was payable on maturity in December 2023. Interest would accrue through maturity and would be recognized within “Interest income” for the receivable relating to the cash consideration of $4,050. On October 23, 2019, Navios Partners’ Conflicts Committee agreed to cancel an amortizing penalty from Navios Holdings of approximately $3,182 as of December 2019, due to early liquidation of the structure. Following the liquidation of Navios Europe I, the long-term note receivable from Navios Holdings amounted to $0.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containerships and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream (the “Navios Containers Omnibus Agreement”), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any containerships to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

Navios Holdings Guarantee: On November 15, 2012 (as amended and supplemented in March 2014, December 2017 and July 2019), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings would provide supplemental credit default insurance with a maximum cash payment of $20,000. As of September 30, 2020, the outstanding claim receivable amounted to $10,000. The final settlement of the amount from Navios Holdings will take place at specific dates, in accordance with a signed letter of agreement between the parties. The guarantee claim receivable is presented under the caption “Amounts due from related parties-short term” in the condensed Consolidated Balance Sheets as of September 30, 2020.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

General partner: In August 2019, Navios Holdings announced that it sold certain assets, including its ship management division and the general partnership interest in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, affiliated with Navios Holdings’ Chairman and Chief Executive Officer, Angeliki Frangou.

Acquisition of vessels: On September 30, 2020, Navios Partners acquired the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt and the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, from its affiliate, Navios Holdings, for a purchase price of $51,000, including working capital balances of $(4,378). The acquisition was funded through a new credit facility of $33,000 (see Note 6—Borrowings) and the balance of $13,622 as a seller’s credit by Navios Holdings presented under the caption “Payable to affiliated companies” in the condensed Consolidated Balance Sheets as of September 30, 2020. On October 2, 2020, Navios Partners paid to Navios Holdings the balance of $13,622.

On November 26, 2019, Navios Partners entered into a share purchase agreement for the acquisition of five containerships, following the liquidation of Navios Europe I. The vessels were acquired on December 13, 2019 (see Note 4—Vessels, net).

On November 25, 2019, Navios Partners entered into a share purchase agreement for the acquisition of three Panamax and one Ultra-Handymax drybulk vessels from an entity affiliated with its Chairman and CEO for $37,000 (plus working capital adjustment) in a transaction approved by the Conflicts Committee of the Board of Directors of Navios Partners. The vessels were acquired on December 13, 2019 (see Note 4—Vessels, net).

As of September 30, 2020, Navios Holdings held an 18.4% common unit interest in Navios Partners, represented by 2,070,216 common units. The General Partner held a general partner interest of 2.1% represented by 236,070 general partner units.

NOTE 13 – NOTES RECEIVABLE

On July 15, 2016, the Company entered into a charter restructuring agreement for the reduction of the hire rate for five Containerships chartered out to Hyundai Merchant Marine Co. (“HMM”) which resulted in a decrease in cash charter hire to be received of approximately $38,461. More specifically, the reduction of the hire rate will be applied as follows:

•	With effect from (and including) July 18, 2016 until (and including) December 31, 2019, hire rate shall be reduced to $24,400 per day pro rata.

•	With effect from (and including) January 1, 2020, hire rate shall be restored to the rate of $30,500 per day pro rata until redelivery.

In exchange for the reduction of the hire rate, the Company received (i) $7,692 on principal amount of senior, unsecured notes, amortizing subject to available cash flows, accruing interest at 3% per annum payable on maturity in July 2024 and (ii) 3,657 freely tradable securities of HMM (publicly traded at the Stock Market Division of the Korean Exchange).

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $6,074. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of each time charter. The Company recognized non-cash interest income and discount unwinding totaling to $342 and $357, respectively, for these instruments under the caption “Interest income” in the condensed Consolidated Statements of Operations for each of the nine month periods ended September 30, 2020 and 2019, respectively. As of September 30, 2020 and December 31, 2019, the outstanding balance of the notes receivable, including accrued interest and discount unwinding, amounted to $7,896 and $7,554, respectively, presented under the caption “Notes receivable, net of current portion” in the condensed Consolidated Balance Sheets.

For the nine month periods ended September 30, 2020 and 2019, the Company recorded an amount of $846 and $9,113, respectively, of deferred revenue amortization in the condensed Consolidated Statements of Operations, included under the caption “Time charter and voyage revenues”.

As of September 30, 2020, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $1,127 and $2,469, respectively. As of December 31, 2019, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $1,130 and $3,312, respectively.

On January 12, 2017, the Company sold the vessel the MSC Cristina for a gross sale price of $126,000 and received a cash payment of $107,250 and a note receivable of $18,750 accruing interest at 6% per annum payable in 16 quarterly instalments. As of September 30, 2020, the outstanding balance of the current and non-current note receivable amounted to $1,172 and $0, respectively. For each of the nine month periods ended September 30, 2020 and 2019, the Company recorded interest income of $132 and $345, respectively, including accrued interest income of $9 and $48, respectively, under the caption “Interest income” in the condensed Consolidated Statements of Operations.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 14 – INVESTMENT IN AFFILIATES

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and had ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans of up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the availability under the Revolving Loans I was increased by $30,000.

Following the liquidation of Navios Europe I, Navios Partners acquired five vessel owning companies for a fair value of $56,083 in total.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners have also made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of funds available under the Navios Revolving Loans II was increased by $14,000.

Following the Liquidation of Navios Europe II, Navios Partners acquired five vessel owning companies for a fair value of $56,050 in total.

As of September 30, 2020 and subsequent to the Liquidation of Navios Europe II, the Company had no exposure. As of December 31, 2019, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $16,097, excluding accrued interest, which represented the Company’s carrying value of the investment of $700 as of December 31, 2019 plus the Company’s balance of the Navios Revolving Loans II of $15,397 as of December 31, 2019, excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

Navios Containers: On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 6,000,000 shares, and Navios Holdings invested $5,000 and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On August 29, 2017, Navios Containers closed its private placement and issued 10,000,000 shares for $50,000 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the equity. On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50,000. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity. On March 13, 2018, Navios Containers closed a private placement of 5,454,546 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $30,000. Navios Partners invested $14,460 and received 2,629,095 shares and Navios Holdings invested $500 and received 90,909 shares. Each of Navios Partners and Navios Holdings also received 9,273 warrants, with a five-year term.

On December 3, 2018, Navios Partners distributed 855,001 units of Navios Containers to the unitholders of Navios Partners, approximately 2.5% of the Navios Containers’ outstanding equity. In connection with this transaction, Navios Partners recognized an OTTI impairment of $560 on the units distributed. The amount of the distribution was $4,243 based on the last trading price of Navios Containers’ shares in the N-OTC market as of November 23, 2018. Following the distribution, Navios Partners owned approximately 33.5% of the equity in Navios Containers.

As of each of September 30, 2020 and December 31, 2019, Navios Partners held 11,592,276 common units, representing an ownership interest in Navios Containers of 35.7% and 33.5% respectively. Investment income of $586 and $1,549 was recognized in the condensed Consolidated Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for each of the nine month periods ended September 30, 2020 and 2019, respectively.

Based on the Company’s evaluation of the duration and magnitude of the fair value decline for approximately twelve months as of December 31, 2019, the Company concluded that the decline in the fair value of its investment below its carrying value was not temporary. Thus, an OTTI loss of $42,603 was recognized as of December 31, 2019, being the difference between the fair value of $24,923 and the carrying value of the investment of $67,526.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The fair value of Navios Partners’ equity investment in Navios Containers is based on unadjusted quoted prices in active markets for Navios Containers’ common units. The fair value of Navios Partners’ equity investment in Navios Containers as at September 30, 2020 and December 31, 2019 was $12,021 and $24,923, respectively, compared with its carrying value of $25,611 and $24,923, respectively. Based on Navios Partners’ evaluation of the duration and magnitude of the fair value decline, Navios Containers’ financial condition and near-term prospects, and Navios Partners’ intent and ability to hold its investment in Navios Containers until recovery, Navios Partners concluded that the decline in fair value of its investment in Navios Containers below its carrying value is temporary and, therefore, no impairment was recorded.

NOTE 15 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

There is no guarantee that Navios Partners will pay a quarterly distribution on the common and general partner units in any quarter. On February 3, 2016, Navios Partners announced that its Board of Directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. In March 2018, the board determined to reinstate a distribution and any continued distribution will be at the discretion of our Board of Directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by the General Partner) apply only after a minimum quarterly distribution of $6.0375.

In January 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2018 of $0.30 per unit. The distribution was paid on February 14, 2019 to all unitholders of common and general partner units of record as of February 11, 2019, which included the unitholders of restricted common units issued on February 1, 2019. The aggregate amount of the declared distribution was $3,458.

In April 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2019 of $0.30 per unit. The distribution was paid on May 14, 2019 to all unitholders of common and general partner units of record as of May 10, 2019. The aggregate amount of the declared distribution was $3,364.

In July 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2019 of $0.30 per unit. The distribution was paid on August 9, 2019 to all unitholders of common and general partner units of record as of August 6, 2019. The aggregate amount of the declared distribution was $3,364.

In October 2019, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2019 of $0.30 per unit. The distribution was paid on November 14, 2019 to all unitholders of common and general partner units of record as of November 7, 2019. The aggregate amount of the declared distribution was $3,364.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In January 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2019 of $0.30 per unit. The distribution was paid on February 13, 2020 to all unitholders of common units and general partner units of record as of February 11, 2020. The aggregate amount of the declared distribution was $3,365.

In April 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2020 of $0.30 per unit. The distribution was paid on May 14, 2020 to all unitholders of common units and general partner units of record as of May 11, 2020. The aggregate amount of the declared distribution was $3,366.

In July 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2020 of $0.05 per unit. The distribution was paid on August 13, 2020 to all unitholders of common units and general partner units of record as of August 10, 2020. The aggregate amount of the declared distribution was $562.

In October 2020, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2020 of $0.05 per unit. The distribution was paid on November 13, 2020 to all unitholders of common units and general partner units of record as of November 9, 2020. The aggregate amount of the declared distribution was $579.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings/(losses) per unit is determined by dividing net income/(loss) attributable to Navios Partners common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during each of the nine month periods ended September 30, 2020 and 2019.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net income/ (loss)	$6,991	$16,859	$(18,374)	$813
Income/ (loss) attributable to:
Common unit holders	6,851	16,520	(18,009)	791
Weighted average units outstanding (basic and diluted)
Common unit holders	10,962,394	10,751,969	10,885,350	10,849,224
Earnings/ (loss) per unit (basic and diluted):
Common unit holders	$0.63	$1.54	$(1.65)	$0.07
Earnings/ (loss) per unit — distributed (basic and diluted):
Common unit holders	$0.05	$0.31	$0.41	$0.91
Earnings/ (loss) — undistributed (basic and diluted):
Common unit holders	$0.57	$1.23	$(2.06)	$(0.84)

Potential common units of 140,191 and 235,671 relating to unvested restricted common units for each of the three and nine month periods ended September 30, 2020 and 2019, respectively, have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of diluted earnings per unit.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 16 – OTHER EXPENSE

As of September 30, 2019, the amount of $3,638 related to the change in estimated guarantee claim receivable is included under the caption “Other expense” in the condensed Consolidated Statements of Operations.

NOTE 17 – LEASES

Effective January 1, 2018 the Company elected to early adopt the requirements of Accounting Standard Update (“ASU”) 2016-02, “Leases (Topic 842)”. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The new lease standard continues to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance is substantially equivalent to the previous lease accounting guidance.

The following are the type of contracts that fall under ASC 842:

Time charter out contracts and pooling arrangements

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts and pool arrangements to which the Company is party did not change from previous practice. For further analysis, refer to Note 2 - Summary of significant Accounting Policies.

Bareboat charter-in contract

On July 24, 2019, Navios Partners took delivery of the Navios Libra, a 2019-built Panamax vessel of 82,011 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year and an average daily rate of $6. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Based on management estimates and market conditions, the lease term of this lease is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applied the respective incremental borrowing rate based on the remaining lease term of the specific lease. As of July 24, 2019, Navios Partners’ incremental borrowing rate was approximately 7%.

As of September 30, 2020 and December 31, 2019 the unamortized balance of the lease liability amounted $13,429 and $14,201, respectively, and is presented under the captions “Operating lease liabilities, current and non-current portion” in the condensed Consolidated Balance Sheets. Right of use asset amounted $13,538 and $14,241 as at September 30, 2020 and December 31, 2019, respectively, and is presented under the caption “Operating lease assets” in the condensed Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire expense in the condensed Consolidated Statements of Operations on a straight-line basis over the lease term. Lease expense for each of the three and nine month periods ended September 30, 2020 amounted to $547 and $1,630, respectively, in comparison to $410 for each of the corresponding periods ended September 30, 2019 and is included in the condensed Consolidated Statements of Operations under the caption “Time charter and voyage expenses”.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The table below provides the total amount of lease payments on an undiscounted basis on our chartered-in contracts as of September 30, 2020:

Charter-in vessel in operation
September 30, 2021	$2,172
September 30, 2022	2,155
September 30, 2023	2,081
September 30, 2024	2,086
September 30, 2025	2,081
September 30, 2026 and thereafter	7,666
Total	$18,241
Operating lease liabilities, including current portion	$13,429
Discount based on incremental borrowing rate	$4,812

Sale and Lease Back Agreements

During 2019 and 2018 the Company has entered into sale and leaseback agreements with unrelated third parties for five vessels of the Company’s fleet. Navios Partners has purchase obligations to acquire the vessels at the end of the lease terms, consequently under ASC 842-40 the transfers of the vessels were determined to be failed sales and were treated as financing transactions. The vessels were not derecognized and continue to be depreciated over their respective useful lives, and tested for impairment as per Company’s policy (see Note 6—Borrowings).

NOTE 18 – SUBSEQUENT EVENTS

On November 16, 2020, Navios Partners submitted a proposal to the board of directors of Navios Maritime Containers L.P. (“Navios Containers”) to acquire the outstanding common units of Navios Containers not already owned by Navios Partners. Navios Partners proposed to issue in a merger transaction 0.37 of a common unit of Navios Partners for each outstanding common unit of Navios Containers.

The proposed transaction is subject, amongst others, to the negotiation and execution of a definitive agreement, approval of the Board of Directors of Navios Partners and the necessary approvals under Navios Containers’ limited partnership agreement. The consummation of the proposed transaction would be subject to customary closing conditions. There can be no assurance that any such approvals will be forthcoming, that a definitive agreement will be executed, or that any transaction will be consummated.

In October 2020, the Board of Directors of Navios Partners declared a cash distribution for the second quarter of 2020 of $0.05 per unit. The cash distribution was paid on November 13, 2020 to all unitholders of common units and general partner units of record as of November 9, 2020. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: November 18, 2020